================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20459

                                 ---------------

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                November 4, 2002

                                 ---------------

                      TELE CELULAR SUL PARTICIPACTES, S.A.
             (Exact name of registrant as specified in its charter)

                        TELE CELLULAR SUL HOLDING COMPANY
                        ---------------------------------
                 (Translation of registrant's name into English)


                  RUA COMENDADOR ARAUJO, 299 - 3 degrees ANDAR
                         80420-000 CURITIBA, PR, BRAZIL

                     (Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                     Form 20-F   X                 Form 40-F

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                     Yes                           No      X


  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A


================================================================================

                      TELE CELULAR SUL PARTICIPACTES, S.A.

                                TABLE OF CONTENTS


ITEM

 1. Tele Celular Sul Participacoes S.A. Nine-Month Period Ended September 30, 2002 With Report of the Independent Auditors


 2.   Material Fact dated November 1, 2002

                                                                          ITEM 1


                         QUARTERLY FINANCIAL INFORMATION


                       TELE CELULAR SUL PARTICIPACOES S.A.
                   NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2002
                     WITH REPORT OF THE INDEPENDENT AUDITORS


                                   [TIM COVER]


                              VIVER SEM FRONTEIRAS





                                TELE CELULAR SUL

                               INVESTOR RELATIONS

A free translation from Portuguese into English            CORPORATE LEGISLATION
of Quarterly Financial Information prepared in             SEPTEMBER 30, 2002
Brazilian currency and in accordance with the
accounting practices originating in Brazil's
Corporation Law.
-----------------------------------------------
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES
--------------------------------------------------------------------------------

REGISTRATION WITH THE CVM DOES NOT IMPLY ANY ANALYSIS OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION PROVIDED.

--------------------------------------------------------------------------------

01.01 - IDENTIFICATION

----------------------------------------------------------------------------------------------------------------------
1 - CVM CODE      2 - COMPANY NAME                        3 - NATIONAL CORPORATE TAXPAYERS' REGISTRATION NUMBER - CNPJ
01763-9           TELE CELULAR SUL PARTICIPACOES S.A.     02.558.115/0001-21
----------------------------------------------------------------------------------------------------------------------
4 - State Registration Number - NIRE
53300005729
----------------------------------------------------------------------------------------------------------------------

01.02 - HEAD OFFICE

--------------------------------------------------------------------------------
1 - ADDRESS                                               2 - SUBURB OR DISTRICT
Rua Comendador Araujo, 299                                Centro
--------------------------------------------------------------------------------
3 - POSTAL CODE                  4 - MUNICIPALITY         5 - STATE
80420-000                        Curitiba                 PR
--------------------------------------------------------------------------------
6 - AREA CODE    7 - TELEPHONE    8 - TELEPHONE    9 - TELEPHONE    10 - TELEX
41               9957-4041        -                -                -
--------------------------------------------------------------------------------
11 - AREA CODE   12 - FAX         13 - FAX         14 - FAX
41               312-6520         -                -                -
--------------------------------------------------------------------------------
15 - E-MAIL
rcoradin@timsul.com.br
--------------------------------------------------------------------------------

01.03 - INVESTOR RELATIONS OFFICER (Company Mail Address)

--------------------------------------------------------------------------------
1 - NAME
Paulo Roberto Cruz Cozza
--------------------------------------------------------------------------------
2 - ADDRESS                            3 - SUBURB OR DISTRICT
Rua Comendador Araujo, 299             Centro
--------------------------------------------------------------------------------
4 - POSTAL CODE           5 - MUNICIPALITY               6 - STATE
80420-000                 Curitiba                       PR
--------------------------------------------------------------------------------
7 - AREA CODE    8 - TELEPHONE    9 - TELEPHONE    10 - TELEPHONE   11 - TELEX
41               9957-4041        -                -                -
--------------------------------------------------------------------------------
12 - AREA CODE   13 - FAX         14 - FAX         15 - FAX
41               312-6520         -                -                -
--------------------------------------------------------------------------------
16 - E-MAIL
amoraes@timsul.com.br
--------------------------------------------------------------------------------

01.04    - GENERAL INFORMATION/INDEPENDENT ACCOUNTANT

-------------------------  --------------------------------------  ---------------------------------------
CURRENT YEAR               CURRENT QUARTER                         PRIOR QUARTER
-------------------------  --------------------------------------  ---------------------------------------
1 - BEGINNING   2 - END    3 - QUARTER  4 - BEGINNING    5 - END   6 - QUARTER  7 - BEGINNING    8 - END
  01.01.2002   12.31.2002       3         07.01.2002   09.30.2002       2         04.01.2002    06.30.2002
----------------------------------------------------------------------------------------------------------
9 - INDEPENDENT ACCOUNTANT                                                      10 - CVM CODE
Ernst & Young Auditores Independentes S/C                                       00471-5
----------------------------------------------------------------------------------------------------------
11 - PARTNER RESPONSIBLE                                           12 - INDIVIDUAL TAXPAYERS' REGISTRATION
Marcos Antonio Quintanilha                                         NUMBER OF THE PARTNER RESPONSIBLE
                                                                   006.840.298-80
----------------------------------------------------------------------------------------------------------

A free translation from Portuguese into English            CORPORATE LEGISLATION
of Quarterly Financial Information prepared in             SEPTEMBER 30, 2002
Brazilian currency and in accordance with the
accounting practices originating in Brazil's
Corporation Law.
-----------------------------------------------
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION

----------------------------------------------------------------------------------------------------------------------
1 - CVM CODE      2 - COMPANY NAME                        3 - FEDERAL CORPORATE TAXPAYERS' REGISTRATION NUMBER - CNPJ
01763-9           TELE CELULAR SUL PARTICIPACOES S.A.     02.558.115/0001-21
----------------------------------------------------------------------------------------------------------------------

01.05    - CAPITAL COMPOSITION

---------------------------------------------------------------------------------------------------
Number of shares        Current quarter          Prior quarter           Same quarter in prior year
   (Thousand)              09.30.2002             06.30.2002                     09.30.2001
---------------------------------------------------------------------------------------------------
PAID-UP CAPITAL
---------------------------------------------------------------------------------------------------
1 - Common                 129,357,834           129,357,834                    127,188,604
---------------------------------------------------------------------------------------------------
2 - Preferred              213,612,106           213,612,106                    210,029,997
---------------------------------------------------------------------------------------------------
3 - Total                  342,969,940           342,969,940                    337,218,601
---------------------------------------------------------------------------------------------------
TREASURY STOCK
---------------------------------------------------------------------------------------------------
4 - Common                           0                     0                              0
---------------------------------------------------------------------------------------------------
5 - Preferred                        0                     0                              0
---------------------------------------------------------------------------------------------------
6 - Total                            0                     0                              0
---------------------------------------------------------------------------------------------------

01.06 - CHARACTERISTICS OF THE COMPANY

--------------------------------------------------------------------------------
1 - TYPE OF COMPANY
Commercial, industrial and other
--------------------------------------------------------------------------------
2 - SITUATION
Operational
--------------------------------------------------------------------------------
3 - NATURE OF OWNERSHIP
Local Private
--------------------------------------------------------------------------------
4 - ACTIVITY CODE
1990100 - Telecommunication
--------------------------------------------------------------------------------
5 - MAIN ACTIVITY
Cellular Telecommunication Services
--------------------------------------------------------------------------------
6 - TYPE OF CONSOLIDATION
Full
--------------------------------------------------------------------------------
7 - TYPE OF REPORT OF INDEPENDENT ACCOUNTANT
Unqualified
--------------------------------------------------------------------------------

01.07 - COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
1 - ITEM              2 - CNPJ             3 - NAME
--------------------------------------------------------------------------------

01.08 - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

--------------------------------------------------------------------------------------------------
1 - ITEM  2 - EVENT  3 - DATE APPROVED  4 - AMOUNT  5 - DATE OF  6 - TYPE OF  7 - AMOUNT PER SHARE
                                                    PAYMENT      SHARE
--------------------------------------------------------------------------------------------------

A free translation from Portuguese into English            CORPORATE LEGISLATION
of Quarterly Financial Information prepared in             SEPTEMBER 30, 2002
Brazilian currency and in accordance with the
accounting practices originating in Brazil's
Corporation Law.
-----------------------------------------------
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION

----------------------------------------------------------------------------------------------------------------------
1 - CVM CODE      2 - COMPANY NAME                        3 - FEDERAL CORPORATE TAXPAYERS' REGISTRATION NUMBER - CNPJ
01763-9           TELE CELULAR SUL PARTICIPACOES S.A.     02.558.115/0001-21
----------------------------------------------------------------------------------------------------------------------

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

--------------------------------------------------------------------------------
1 - ITEM  2 - DATE OF CHANGE  3 - CAPITAL              4 - AMOUNT OF THE CHANGE
                              (IN THOUSANDS OF REAIS)   (IN THOUSANDS OF REAIS)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
5 - NATURE OF CHANGE  7 - NUMBER OF SHARES ISSUED  8 - SHARE PRICE ON ISSUE DATE
                             (IN THOUSAND)                   (IN REAIS)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

01.10 - INVESTOR RELATIONS OFFICER

--------------------------------------------------------------------------------
1 - DATE                                 2 - SIGNATURE
9/30/2002
--------------------------------------------------------------------------------

A free translation from Portuguese into English            CORPORATE LEGISLATION
of Quarterly Financial Information prepared in             SEPTEMBER 30, 2002
Brazilian currency and in accordance with the
accounting practices originating in Brazil's
Corporation Law.
-----------------------------------------------
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

--------------------------------------------------------------------------------------------------------------
01 - IDENTIFICATION
--------------------------------------------------------------------------------------------------------------
1 - CVM CODE         2 - COMPANY NAME                        3 - NATIONAL CORPORATE TAXPAYERS' REGISTRY - CNPJ
--------------------------------------------------------------------------------------------------------------
01763-9              Tele Celular Sul Participacoes S.A.     02.558.115/0001-21
--------------------------------------------------------------------------------------------------------------

02.01 - BALANCE SHEET - ASSETS (R$ THOUSAND)

---------------------------------------------------------------------------------------
1 - CODE      2 - DESCRIPTION                         3 - 09.30.2002     4 - 06.30.2002
---------------------------------------------------------------------------------------
1             Total assets                                   873,458            853,484
1.01          Current assets                                  16,373             11,858
1.01.01       Cash and cash equivalents                       12,626              8,983
1.01.01.01    Banks                                            2,681              1,672
1.01.01.02    Marketable securities                            9,945              7,311
1.01.02       Receivables                                          0                  0
1.01.03       Inventories                                          0                  0
1.01.04       Others                                           3,747              2,875
1.01.04.01    Recoverable taxes                                  617                572
1.01.04.02    Deferred taxes                                   1,482              1,278
1.01.04.03    Other current assets                             1,648              1,025
1.02          Long-term assets                                 1,048              4,556
1.02.01       Other Receivables                                  844                815
1.02.01.01    Deferred taxes                                     844                815
1.02.02       Receivables from related companies                 195              3,727
1.02.02.01    Associated companies                                 0                  0
1.02.02.02    Subsidiaries                                       195              3,727
1.02.02.03    Other related companies                              0                  0
1.02.03       Other long-term assets                               9                 14
1.02.03.01    Others                                               9                 14
1.03          Permanent assets                               856,037            837,070
1.03.01       Investments                                    855,953            836,982
1.03.01.01    In associated companies                          9,567             11,465
1.03.01.02    In Subsidiaries                                831,785            810,449
1.03.01.03    Others                                          14,601             15,068
1.03.02       Property, plant and equipment                       84                 88
1.03.03       Deferred charges                                     0                  0

A free translation from Portuguese into English            CORPORATE LEGISLATION
of Quarterly Financial Information prepared in             SEPTEMBER 30, 2002
Brazilian currency and in accordance with the
accounting practices originating in Brazil's
Corporation Law.
-----------------------------------------------
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

----------------------------------------------------------------------------------------------------------------
01 - IDENTIFICATION
----------------------------------------------------------------------------------------------------------------
1  -  CVM CODE       2  -  COMPANY NAME                      3  -  NATIONAL CORPORATE TAXPAYERS' REGISTRY - CNPJ
----------------------------------------------------------------------------------------------------------------
01763-9              Tele Celular Sul Participacoes S.A.     02.558.115/0001-21
----------------------------------------------------------------------------------------------------------------

02.02 - Balance Sheet - Liabilities and Stockholders' Equity (R$ THOUSAND)

-------------------------------------------------------------------------------------------------
1 - CODE       2 - DESCRIPTION                                  3 - 09.30.2002     4 - 06.30.2002
-------------------------------------------------------------------------------------------------
2              Total liabilities and shareholders' equity              873,458            853,484
2.01           Current liabilities                                      18,311             16,878
2.01.01        Debt - current portion                                        0                  0
2.01.02        Debentures - current portion                                  0                  0
2.01.03        Suppliers                                                 3,983              4,117
2.01.04        Taxes, charges and contributions                             29                 99
2.01.05        Dividends payable                                         1,775              1,789
2.01.06        Provisions                                                    0                  0
2.01.07        Accounts payable to related companies                       424                  0
2.01.08        Others                                                   12,100             10,873
2.01.08.01     Salaries, social charges and benefits                    11,677             10,120
2.01.08.02     Other liabilities                                           423                753
2.02           Long-term liabilities                                     2,536              2,432
2.02.01        Debt - long-term portion                                      0                  0
2.02.02        Debentures - long-term portion                                0                  0
2.02.03        Provisions                                                2,536              2,432
2.02.03.01     Provision for pension plan                                2,399              2,345
2.02.03.02     Provision for contingencies                                 137                 87
2.02.04        Accounts payable to related companies                         0                  0
2.02.05        Others                                                        0                  0
2.03           Deferred income                                               0                  0
2.05           Shareholders' equity                                    852,611            834,174
2.05.01        Paid-up capital                                         324,666            324,666
2.05.02        Capital reserves                                        173,913            173,913
2.05.03        Revaluation reserves                                          0                  0
2.05.03.01     Own assets                                                    0                  0
2.05.03.02     Associated/subsidiary companies' assets                       0                  0
2.05.04        Revenue reserves                                        305,601            305,601
2.05.04.01     Legal                                                    20,506             20,506
2.05.04.02     Statutory                                                     0                  0
2.05.04.03     Contingencies                                                 0                  0
2.05.04.04     Unrealized profits                                            0                  0
2.05.04.05     Retention of profits                                          0                  0
2.05.04.06     Special reserve for undistributed dividends              19,257             19,257
2.05.04.07     Other revenue reserves                                  265,838            265,838
2.05.05        Retained earnings/accumulated deficit                    48,431             29,994

A free translation from Portuguese into English            CORPORATE LEGISLATION
of Quarterly Financial Information prepared in             SEPTEMBER 30, 2002
Brazilian currency and in accordance with the
accounting practices originating in Brazil's
Corporation Law.
-----------------------------------------------
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES
--------------------------------------------------------------------------------

01.01 - IDENTIFICATION

---------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE            2 - COMPANY NAME                        3 - FEDERAL CORPORATE TAXPAYERS' REGISTRATION NUMBER - CNPJ
01763-9                 TELE CELULAR SUL PARTICIPACOES S.A.     02.558.115/0001-21
---------------------------------------------------------------------------------------------------------------------------

03.01 - STATEMENT OF OPERATIONS (R$ THOUSAND)

--------------------------------------------------------------------------------------------------------------------------------
1 - CODE    2 - DESCRIPTION                                      3 - 07.01.2002  4 - 01.01.2002  5 - 07.01.2001  6 - 01.01.2001
                                                                  TO 09.30.2002   TO 09.30.2002   TO 09.30.2001   TO 09.30.2001
--------------------------------------------------------------------------------------------------------------------------------
3.01        Gross revenue from goods sold and services rendered              0               0               0               0
3.02        Deductions to gross revenue                                      0               0               0               0
3.03        Net revenue from goods sold and services rendered                0               0               0               0
3.04        Cost of goods sold and services rendered                         0               0               0               0
3.05        Gross profit                                                     0               0               0               0
3.06        Operating expenses/income                                   19,234          50,840          11,375          45,037
3.06.01     Selling                                                          0               0               0               0
3.06.02     General and administrative                                    (953)         (3,052)           (625)         (2,014)
3.06.03     Financial, net                                                 987           3,038             609           3,779
3.06.03.01  Financial income                                             1,153           3,796           1,192           5,007
3.06.03.02  Financial expenses                                            (166)           (758)           (583)         (1,228)
3.06.04     Other operating income                                         263           3,746             453             565
3.06.05     Other operating expenses                                      (501)         (2,915)           (286)         (1,643)
3.06.06     Equity interest in income of subsidiaries and
            associated companies                                        19,438          50,023          11,224          44,350
3.07        Operating profit (loss)                                     19,234          50,840          11,375          45,037
3.08        Non-operating results                                            0               0               0           (256)
3.08.01     Income                                                           0               0               0               0
3.08.02     Expenses                                                         0               0               0            (256)
3.09        Income (loss) before taxes and participation                19,234          50,840          11,375          44,781
3.10        Provision for income tax and social contribution               233              30              (1)            (83)
3.11        Deferred income tax                                              0               0               0               0
3.12        Statutory profit sharing and contributions                  (1,030)         (2,439)           (496)         (1,660)
3.12.01     Profit sharing                                              (1,030)         (2,439)           (496)         (1,660)
3.12.02     Contributions                                                    0               0               0               0
3.13        Reversal of interest over shareholders' capital                  0               0               0               0
3.15        Net income (loss) for the period                            18,437          48,431          10,878          43,038
            Number of shares (thousand), excluding treasury
            stock                                                  342,969,940     342,969,940     337,218,601     337,218,601
            Net income per share                                       0,00005         0,00014         0,00003         0,00013
            Net loss per share

A free translation of the original in Portuguese)          CORPORATE LEGISLATION
FEDERAL GOVERNMENT SERVICE                                 SEPTEMBER 30, 2002
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

---------------------------------------------------------------------------------------------------------------------------
01 - IDENTIFICATION
---------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE            2 - COMPANY NAME                        3 - National Corporate Taxpayers' Registry - CNPJ
---------------------------------------------------------------------------------------------------------------------------
01763-9                 Tele Celular Sul Participacoes S.A.     02.558.115/0001-21
---------------------------------------------------------------------------------------------------------------------------

04.01 - NOTES TO THE QUARTERLY INFORMATION
(ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED)

1.    OPERATIONS

(A)   HISTORY

Tele Celular Sul Participacoes S.A. was formed in accordance with article 189 of Law 9472/97 - General Telecommunications Law and based on Decree 2546/98, as a result of the split-up of Telecomunicacoes Brasileiras S.A. that was approved at the Shareholders' Meeting held of Telecomunicacoes Brasileiras S.A. on May 22, 1998.

The Company is a listed entity directly controlled by Bitel Participacoes S.A. which has a shareholding of 52.1% of the voting capital and 20,7% of the total capital.

(B)   COMPANY SUBSIDIARIES

The Company is the majority shareholder of Telepar Celular S.A., of Telesc Celular S.A., of CTMR Celular and participation in the affiliated company TIMnet.com S.A. The Company acts in an integrated with its subsidiaries, and their operational and administrative costs are allocated to the individual companies based on the estimated benefits generated by each company.

Except for TIMnet.com S.A., the subsidiaries are providers of mobile telephone services in the states of Parana (except for the cities Londrina and Tamarana), Santa Catarina, and in the municipalities of Pelotas, Capao do Leao, Morro Redondo and Turucu in the state of Rio Grande do Sul, under concessions granted by the Federal Government. These concessions will expire on September 3, 2007, September 30, 2008 and April 14, 2009, respectively, and may be subsequently renewed for an additional 15-year period by the conceding authority.

TIMnet.com S.A. was created at July 13, 2000, in order to provide Internet access and related services to end users, Internet hosting and other services, webdesign, information technology and data processing services, and information technology and telecommunications consulting and technical support. At September 30, 2002 the participation in TIMnet.com S.A. was 25% and is recorded as investment in affiliated companies. The TIMnet.com. S.A. accounting information was not consolidated into Tele Celular Sul Participacoes S.A.

A free translation of the original in Portuguese)          CORPORATE LEGISLATION
FEDERAL GOVERNMENT SERVICE                                 SEPTEMBER 30, 2002
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

---------------------------------------------------------------------------------------------------------------------------
01 - IDENTIFICATION
---------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE            2 - COMPANY NAME                        3 - National Corporate Taxpayers' Registry - CNPJ
---------------------------------------------------------------------------------------------------------------------------
01763-9                 Tele Celular Sul Participacoes S.A.     02.558.115/0001-21
---------------------------------------------------------------------------------------------------------------------------

04.01 - NOTES TO THE QUARTERLY INFORMATION
(ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED)


2.    BASIS OF PRESENTATION OF THE QUARTERLY FINANCIAL INFORMATION

(A)   DISCLOSURE AND ISSUANCE CRITERIA

The parent company and consolidated quarterly financial information were prepared in accordance with the accounting principles determined by Brazilian Corporate Law and in conformity with accounting requirements and procedures established by the Brazilian Securities Commission (Comissao de Valores Mobiliarios - CVM), and the rules applicable to concessionaires of telecommunications public services.

Tele Celular Sul Participacoes S.A. is a publicly trade Company and has American Depository Receipts trade in the New York stock market. Based on that, it is subjected to the rules of the Security Exchange Commission (SEC) and shall also based on accounting principals generally accepted in the United States of America (US GAAP). According to the SEC rules and aiming to provide information to the public, the Company simultaneously prepares information in Reais in Portuguese and in English.

(B)   CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

The consolidated quarterly financial information includes the following controlled subsidiaries: Telepar Celular S.A., Telesc Celular S.A. and CTMR Celular S.A. The description of main consolidation procedures is as follows:

I. Elimination of assets and liabilities balances between the controlled consolidated subsidiaries;

II. Elimination of investments, reserves and retained earnings of the subsidiaries;

III. Elimination of revenues and expenses generated by transactions between the companies;

IV. Disclosure of the minority interest participation in the consolidated quarterly information.

3.    SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

The significant accounting practices adopted in the preparation of the quarterly information of the Company and its subsidiaries are consistent with those in preceding periods and are summarized below:

(A)   MARKETABLE SECURITIES

Represent transitory investments, which maturity vary up to sixteen months and are recorded at cost as short and long-term, plus interest incurred up to the balance sheet date.

A free translation of the original in Portuguese)          CORPORATE LEGISLATION
FEDERAL GOVERNMENT SERVICE                                 SEPTEMBER 30, 2002
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

---------------------------------------------------------------------------------------------------------------------------
01 - IDENTIFICATION
---------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE            2 - COMPANY NAME                        3 - NATIONAL CORPORATE TAXPAYERS' REGISTRY - CNPJ
---------------------------------------------------------------------------------------------------------------------------
01763-9                 Tele Celular Sul Participacoes S.A.     02.558.115/0001-21
---------------------------------------------------------------------------------------------------------------------------

04.01 - NOTES TO THE QUARTERLY INFORMATION
(ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED)


(B)   TRADE ACCOUNTS RECEIVABLE

The amount represents services and products billed to customers, unbilled services rendered to customers, as well as amounts arisen from the use of the Company's telecommunications networking by subscribers of other telecommunication companies.

The allowance for doubtful accounts is recorded based on an analysis prepared by management which considers the customer base profile, the aging of overdue accounts and the overall economic environment. Management believes the provision amount is considered sufficient to cover estimated losses of the receivables.

(C)   INVENTORIES

Inventories primarily include cellular handset equipment which are stated at average acquisition cost net of the provisions for realization value adjustment, whenever applicable.

(D)   INVESTMENTS

Represent basically the permanent investments in affiliated company, which are recorded based on the equity method, and the goodwill originated on the acquisition of additional shares in Telepar Celular S.A. as described in Note
11. The accounting practices adopted by the affiliated company are consistent with the ones adopted by the Company.

(E)   PROPERTY, PLAT AND EQUIPMENT

These are stated at purchase and/or construction cost, net of accumulated depreciation calculated on the straight-line method at the rates shown in Note 12, which take into consideration the useful economic life of the assets.

Interest on loans to finance constructions in progress is added to the cost of the respective assets.

(F)   DEFERRED CHARGES

Represent expenses incurred in connection with the implementation of data processing systems, net of accumulated amortization calculated according to the straight-line method over five years. Such expenses represent direct developments costs associated with internal-use software, including external direct costs of materials and services, and payroll costs for employees devoting time to the software projects. Significant costs incurred during the preliminary stage, as well as maintenance and training costs, are expenses as incurred.

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                CORPORATE LEGISLATION
BRAZILIAN SECURITIES COMMISSION (CVM)                     SEPTEMBER 30, 2002
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01-IDENTIFICATION
1-CVM CODE        2-COMPANY NAME                             3-NATIONAL CORPORATE TAXPAYERS' REGISTRY-CNPJ
01763-9           Tele Celular Sul Participacoes S.A.        02.558.115/0001-21

04.01 - NOTES TO THE QUARTERLY INFORMATION
(ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED)

(G) INCOME TAX AND SOCIAL CONTRIBUTION

These taxes are calculated and recorded based on the tax rates prevailing on the date of the consolidated quarterly information. Deferred taxes are recorded on timing differences and on income and social contribution taxes loss carryforwards, whenever applicable. Management expects that deferred tax assets will be realized over the next four years. Under Brazilian tax legislation, tax losses related to income tax and negative social contribution tax basis have no expiration date and may be used to off-set taxable income in any given year up to a maximum of 30% of such taxable income.

(H) FOREIGN CURRENCY TRANSACTIONS

Transactions in foreign currency are recorded at the exchange rate at the date of the transaction. Foreign currency denominated assets and liabilities are translated into Brazilian Reais at the commercial selling exchange rate reported by the Central Bank of Brazil at each balance sheet date. Exchange gains and losses are recognized in the consolidated statement of income on a current basis.

(I) PROVISION FOR CONTINGENCIES

The provision for contingencies is recorded based on estimates made by management taking into consideration the opinion of its in-house and external legal council, and is considered sufficient to cover losses and risks classified as probable.

(J) REVENUE RECOGNITION

Wireless services revenue primarily includes monthly recurring charges (subscriptions), airtime (usage of telephone), and roaming charges. Wireless services revenue is recognized based upon minutes of use processed and contracted fees, net of credits and adjustments for services discounts. Billings are monthly recorded and the revenues not billed between the billings date and the end of the month are estimated and recognized in the month the service was rendered Revenues from prepaid services are recognized when the services are rendered to customers. Revenue and related expenses associated with the sale of wireless handsets and accessories are recognized when the products are delivered and accepted by the customer or distributor.

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                CORPORATE LEGISLATION
BRAZILIAN SECURITIES COMMISSION (CVM)                     SEPTEMBER 30, 2002
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01-IDENTIFICATION
1-CVM CODE        2-COMPANY NAME                             3-NATIONAL CORPORATE TAXPAYERS' REGISTRY-CNPJ
01763-9           Tele Celular Sul Participacoes S.A.        02.558.115/0001-21

04.01 - NOTES TO THE QUARTERLY INFORMATION
(ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED)


(K) FINANCIAL INCOME (EXPENSES)

Financial income consists of interest earned, exchange gains and gains from financial investments. Financial expenses include interest expense, exchange losses, and losses on financial investments.

(L) EMPLOYEES' BONUS PERFORMANCE PREMIUM

As the operating targets are met, the Company records a provision for employees' bonus performance premium, subject to approval by the Annual General Meeting of Shareholders.

(M) PENSION PLAN - ACTUARIAL GAINS AND LOSSES RECOGNITION

The Company decided for recognizing the adjustments related to its actuarial liabilities in the income statement, beginning 2002 either for a five-year period or the lower between the period of service or remaining life of the employees.

The actuarial gains and losses related to the pension plans financed by the Company will be recognized beginning 2002, based on the highest value between 10% of the present value of the actuarial liability and 10% of the fair value of the plan assets.

(N) MINORITY INTEREST

The minority interest corresponds to the interest of the minority shareholders in the subsidiaries.

(O) USE OF ESTIMATES

The preparation of financial statements in accordance with accounting principles under Brazilian Corporate Law requires management to use estimates and assumptions concerning the amounts of recorded assets and liabilities and the disclosures of contingent assets and liabilities at the balance sheet date, as well as the estimation of revenues and expenses for the period. The actual results may differ from those estimates.

(P) NET INCOME PER THOUSAND SHARES

These amounts are calculated based on the number of outstanding shares the balance sheet date. Thousands of shares are presented since the shares are traded in thousand share lots.

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                CORPORATE LEGISLATION
BRAZILIAN SECURITIES COMMISSION (CVM)                     SEPTEMBER 30, 2002
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01-IDENTIFICATION
1-CVM CODE        2-COMPANY NAME                             3-NATIONAL CORPORATE TAXPAYERS' REGISTRY-CNPJ
01763-9           Tele Celular Sul Participacoes S.A.        02.558.115/0001-21

04.01 - NOTES TO THE QUARTERLY INFORMATION
(ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED)

4. MARKETABLE SECURITIES

The balance is basically comprised by financial investments through Banco do Brasil S.A., in Federal Government securities, at 99.5% to 100% of the Interbank Deposit Certificate (CDI) rate variation.

5. ACCOUNTS RECEIVABLE

                                         09/2002        06/2002
                                         -------        -------
    Services billed                       33,830         37,307
    Unbilled services                     32,175         28,829
    Network usage                         35,044         32,761
    Sales of equipments                   46,315         43,235
                                         -------        -------
                                         147,364        142,132
    Allowance for doubtful account        (8,468)       (10,413)
                                         -------        -------
                                         138,896        131,719
                                         =======        =======
    Aging list
     Not due amounts                     117,781        110,913
     Past due amounts
       Up to 60 days                      16,354         18,035
       Over 60 days                       13,229         13,184

In order to estimate the amount of allowance for doubtful accounts to be recorded in each period, the Company's management performs analyses of its accounts receivables, specifically of its past due amounts, taking into consideration the probability of recoverability by customer class and the aging of such past due amounts.

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                CORPORATE LEGISLATION
BRAZILIAN SECURITIES COMMISSION (CVM)                     SEPTEMBER 30, 2002
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01-IDENTIFICATION
1-CVM CODE        2-COMPANY NAME                             3-NATIONAL CORPORATE TAXPAYERS' REGISTRY-CNPJ
01763-9           Tele Celular Sul Participacoes S.A.        02.558.115/0001-21

04.01 - NOTES TO THE QUARTERLY INFORMATION
(ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED)



6. INVENTORIES

                                                    09/2002      06/2002
                                                    -------      -------
    New handsets, accessories, cards and kits        9,637        9,186
    Used handsets                                    1,065        2,436
    Provision for realization value adjustment      (1,250)      (2,938)
                                                    -------      -------
                                                     9,452        8,684
                                                    =======      =======


7. RECOVERABLE TAXES - CURRENT AND LONG TERM

                                                           PARENT COMPANY         CONSOLIDATED
                                                         -----------------      -----------------
                                                         09/2002   06/2002      09/2002    06/2002
                                                         -------   -------      -------    -------
    Recoverable taxes
      Income tax
       Prepayments                                          --          --         382         382
       Withholding tax on financial investments            580         535       4,446       3,653
       Withholding tax on interest over shareholders'
         capital                                            37          37          37          37
      Social Contribution
       Prepayments                                           --         --         327         327
      VAT State (ICMS)                                       --         --      13,919      16,188
                                                         -------   -------      -------    -------
                                                           617         572      19,111      20,587
                                                         =======   =======      =======    =======
    Current                                                617         572      12,535      14,605
    Non-current receivables                                  --         --       6,576       5,982


8. DEFERRED TAXES - CURRENT AND LONG TERM

At September 30, 2002 the Company had consolidated operating loss carry-forwards totaling R$226,611 and R$226,734 for income tax and social contribution purposes, respectively. The loss carry-forwards have no expiration date and are available to offset up to 30% of the Companies' future taxable income in given year.

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                CORPORATE LEGISLATION
BRAZILIAN SECURITIES COMMISSION (CVM)                     SEPTEMBER 30, 2002
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01-IDENTIFICATION
1-CVM CODE        2-COMPANY NAME                             3-NATIONAL CORPORATE TAXPAYERS' REGISTRY-CNPJ
01763-9           Tele Celular Sul Participacoes S.A.        02.558.115/0001-21

04.01 - NOTES TO THE QUARTERLY INFORMATION
(ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED)

8. DEFERRED TAXES - CURRENT AND LONG TERM -- CONTINUED

Detail of deferred income taxes is as follows:

                                                           PARENT COMPANY                  CONSOLIDATED
                                                        ----------------------        -----------------------
                                                        09/2002        06/2002        09/2002         06/2002
                                                        -------        -------        -------         -------
Deferred taxes
   Loss carryfowards                                       671            806          75,213          75,898
   Timing differences
      Exchange loss variation                                                           7,262           6,805
      Allowance for doubtful accounts                                                   3,580           4,220
      Amortization related to goodwill paid on
      privatization                                                                     3,204           3,980
      Provision for contingencies                           46             29           3,080           2,669
      Employees bonus performance premium                  811            473           1,006             591
      Provision for pension plan                           798            785             798             785
      Provision for reduction to market value of
      inventories                                                                         417             984
      Tax benefit related to goodwill paid on
      privatization                                                                   143,256         149,573
                                                        -------        -------        -------         -------
   Total                                                 2,326          2,093         237,816         245,505
                                                        =======        =======        =======         =======

     Current                                             1,482          1,278          20,659          20,840
     Noncurrent                                            844            815         217,157         224,665

The tax benefit related to goodwill paid on privatization is related to the future tax benefit arisen from the restructuring plan approved by the Extraordinary Shareholders General Meeting at June 30, 2000. In that date the goodwill paid by the shareholders in the privatization process was transferred to the operating subsidiaries. The counter-entry to the recognition of the tax benefit balance is recognized directly in shareholders equity as a capital reserve and is being amortized with rates and amounts calculated based on the estimated future profitability and in the length time of the concessions, which will terminated in 2007. Also under the terms of the restructuring, the effective tax benefit realized in each fiscal year will subsequently be capitalized in the name of the controlling shareholder, and minority shareholders are ensure the right to preference in the acquisition of a proportional amount of new capital from the controlling shareholder. The capital reserve recorded by the Company represents its rights to the future capitalizations. (see note 19-b).

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                CORPORATE LEGISLATION
BRAZILIAN SECURITIES COMMISSION (CVM)                     SEPTEMBER 30, 2002
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01-IDENTIFICATION
1-CVM CODE        2-COMPANY NAME                             3-NATIONAL CORPORATE TAXPAYERS' REGISTRY-CNPJ
01763-9           Tele Celular Sul Participacoes S.A.        02.558.115/0001-21

04.01 - NOTES TO THE QUARTERLY INFORMATION
(ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED)

9. RELATED PARTIES TRANSACTIONS

                                                                    PARENT COMPANY X SUBSIDIARIES
                                                       -----------------------------------------------------------
                                                         TELEPAR          TELESC          CTMR
                                                       CELULAR S.A.    CELULAR S.A.    CELULAR S.A       TOTAL
                                                       ------------    ------------    -----------    ------------
ASSETS

Loans - long-term assets
   09/2002                                                  188                              7             195
   06/2002                                                3,321             396             10           3,727

LIABILITIES

   09/2002                                                                  424                            424

OTHER INFORMATION

Financing revenues

   09/2002                                                   95              41             10             146
   09/2001                                                3,352           1,524            103           4,979

Financing expenses

   09/2002                                                 (26)            (33)            (1)            (60)
   09/2001                                                (346)            (10)                          (356)

ADMINISTRATIVE SERVICES DISTRIBUTED

   09/2002                                             (25,902)        (22,077)          (956)        (48,935)
   09/2001                                             (20,021)        (17,619)          (774)        (38,414)

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                CORPORATE LEGISLATION
BRAZILIAN SECURITIES COMMISSION (CVM)                     SEPTEMBER 30, 2002
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01-IDENTIFICATION
1-CVM CODE        2-COMPANY NAME                             3-NATIONAL CORPORATE TAXPAYERS' REGISTRY-CNPJ
01763-9           Tele Celular Sul Participacoes S.A.        02.558.115/0001-21

04.01 - NOTES TO THE QUARTERLY INFORMATION
(ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED)



9. RELATED PARTIES TRANSACTIONS - CONTINUED

                                                    CONSOLIDATED X SUBSIDIARIES
                               ---------------------------------------------------------------------------------------------
                                   TELE
                                  NORDESTE     PORTALE      MAXITEL    TIM CELULAR       TIM
                                   PARTIC.    RIO NORTE     CELULAR    CENTRO SUL       BRASIL
                                    S.A.         S.A.        S.A.         S.A.           S.A.         TIMNET        TOTAL
                               -----------  -----------  -----------   -----------   -----------   -----------   -----------
ASSETS
  Loans - Long-term assets
   09/2002                                                                   105       609                              714
   06/2002                                                                    33       169                              202

Other receivables
   09/2002                             38           37          30                                                      105
   06/2002                             32                       24                                                       56

LIABILITIES

  Other liabilities
   09/2002                             45                       40                                      1,626        1,711
   06/2002                             41                       29                                        939        1,009

OTHER INFORMATION

  Financing revenues
   09/2002                                                                   136         8                             144

  Other revenues
   09/2002                            478                    4,540                                                   5,018
   09/2001                                                   1,293                                                   1,293

  Cost of services - selling
  expenses
    09/2002                         (381)                    (300)                                     (2,340)      (3,021)

The related parties transactions were made using usual market conditions, and mainly summarize loans to affiliates and subsidiaries, with annual interest rates of 101.2% of the Brazilian Interbank rate to the subsidiaries and 101.5% of the Brazilian Interbank rate to the affiliates companies, as well as corporate, operating and administrative costs allocation.

10. JUDICIAL DEPOSIT (CONSOLIDATED)

The judicial deposits of R$11,066 (R$10,998 in 06/30/2002), represent mainly the lawsuit questioning the ICMS (VAT State) Agreement 69/98. Based on the lawyers' opinion, the Company believes that a favorable outcome will be handed down and therefore no provision for contingency to cover the amount in question was constituted.

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                CORPORATE LEGISLATION
BRAZILIAN SECURITIES COMMISSION (CVM)                     SEPTEMBER 30, 2002
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01-IDENTIFICATION
1-CVM CODE        2-COMPANY NAME                             3-NATIONAL CORPORATE TAXPAYERS' REGISTRY-CNPJ
01763-9           Tele Celular Sul Participacoes S.A.        02.558.115/0001-21

04.01 - NOTES TO THE QUARTERLY INFORMATION
(ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED)

11. INVESTMENTS

                         09/2002      06/2002
                         -------      -------
    Investments
       Subsidiaries      831,785      810,449
       Affiliated          9,567       11,465
       Other              14,601       15,068
                         -------      -------
                         855,953      836,982
                         =======      =======

The investments in subsidiaries and affiliates can be comprised as following:

                                                                 PARENT COMPANY                  AFFILIATED
                                                   --------------------------------------------------------
                                                     TELEPAR        TELESC           CTMR          TIMNET
                                                   CELULAR S.A.   CELULAR S.A.    CELULAR S.A.    COM S.A.
                                                   ------------   ------------    ------------   ----------
    SIX-MONTH PERIOD ENDED JUNE 30, 2002
    Capital subscribed at 06.30.2002                 333,880       266,803          21,252        78,000

    Participation at 06.30.2002 (%)                    73,57         83,55           78,55         25,00

    Shareholders' equity                             305,781       632,065          29,204        45,861

    Special goodwill reserve                          57,069       113,258           3,317          --

    Net income (loss)                                 (4,924)       44,276             (86)      (10,874)

    Equity result                                     (3,623)       36,994             (67)       (2,719)

    Investment balance at 06.30.2002                 240,055       546,741          23,653        11,465

    NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2002
    Capital subscribed at 09.30.2002                 333,880       266,803          21,252        78,000

    Participation at 09.30.2002 (%)                    73,57         83,55           78,55         25,00

    Shareholders' equity                             309,224       654,722          29,041        38,266

    Special goodwill reserve                          57,069       113,258           3,317          --

    Net income (loss)                                 (1,481)       66,933            (249)      (18,469)

    Equity result                                     (1,089)       55,924            (196)       (4,617)

    Investment balance at 09.30.2002                 242,589       565,672          23,524         9,567

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                CORPORATE LEGISLATION
BRAZILIAN SECURITIES COMMISSION (CVM)                     SEPTEMBER 30, 2002
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01-IDENTIFICATION
1-CVM CODE        2-COMPANY NAME                             3-NATIONAL CORPORATE TAXPAYERS' REGISTRY-CNPJ
01763-9           Tele Celular Sul Participacoes S.A.        02.558.115/0001-21

04.01 - NOTES TO THE QUARTERLY INFORMATION
(ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED)

12. PROPERTY, PLANT AND EQUIPMENT - CONSOLIDATED

                                                                                 09/2002                     06/2002
                                                                   -------------------------------------------------
                                                      ANNUAL
                                                  DEPRECIATION      RESTATED    ACCUMULATED
                                                     RATE %           COST      DEPRECIATION    NET VALUE   NET VALUE
                                                  -------------    ---------    ------------    ---------   ---------

Automatic commutation equipment (switches)            14.29          223,008       (94,169)      128,839     135,706
Automatic transmission equipment                      14.29          822,375      (432,796)      389,579     413,569
Energy equipments, furniture, tools and               10.00           79,724       (39,320)       40,404      42,585
instruments
Leasehold improvements                                33.33           12,447        (7,136)        5,311       6,161
Towers, pillars, supports, and protectors             4.00            51,836        (9,877)       41,959      42,173
Software and hardware                                 20.00           58,532       (27,619)       30,913      29,466
Buildings                                             4.00            26,254        (9,761)       16,493      16,891
Vehicles                                              20.00            2,389        (1,794)          595         663
Land                                                                   3,135              -        3,135       3,120
                                                                   ---------    ------------    ---------   ---------
PROPERTY, PLANT AND EQUIPMENT                                      1,279,700      (622,472)      657,228     690,334
Construction in progress                                                 689              -          689       5,873
                                                                   ---------    ------------    ---------   ---------
TOTAL                                                              1,280,389      (622,472)      657,917     696,207
                                                                   =========    ============    =========   =========

During the nine-month period ended September 30, 2002 the amount of R$545 (R$534 for the six-month period ended 06/30/2002) was capitalized in property, plant and equipment which relates to financial charges on the loans used for financing the respective construction.

LEASES

The Company leases equipment and facilities under many operating agreements with different terms, which can be terminated without cost. For the nine-month period ended September 30, 2002 and 2001 the lease expenses under those agreements were R$12,507 and R$11,726, respectively.

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                CORPORATE LEGISLATION
BRAZILIAN SECURITIES COMMISSION (CVM)                     SEPTEMBER 30, 2002
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01-IDENTIFICATION
1-CVM CODE        2-COMPANY NAME                             3-NATIONAL CORPORATE TAXPAYERS' REGISTRY-CNPJ
01763-9           Tele Celular Sul Participacoes S.A.        02.558.115/0001-21

04.01 - NOTES TO THE QUARTERLY INFORMATION
(ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED)

13. DEFERRED CHARGES

                                                               09/2002       06/2002
                                                               -------       -------
    Software development costs                                  91,079        91,902
    Accumulated amortization of sofware development costs      (34,246)      (29,753)
                                                               -------       -------
                                                                56,833        62,149
                                                               =======       =======


14. DEBT - CONSOLIDATED

                                                                                                   09/2002      06/2002
                                                                                                   -------      -------
    FOREIGN CURRENCY - UNITED STATES DOLLARS
    Supplier - Subject to exchange variation and interest from 6.61% to 7.30% p.a. These
    transactions were swapped to CDI, resulting in an average cost of 7.08% per annum.               3,471        3,338

    Eximbank - Direct financing with the Export and Import Bank of the United States
    (EXIMBANK), subject to exchange variation and interest of 7.03% p.a. This
    transaction was swapped to CDI.                                                                 37,455       47,410
                                                                                                   -------      -------
                                                                                                    40,926       50,748

    LOCAL CURRENCY
    BNDES - Banco Nacional de Desenvolvimento Economico e Social. The financing is comprised by 69% subjected to the TJLP rate (9.50% p.a) plus spread of 4% p.a. The remaining 31% is updated based on a mix of indexes (8.32% p.a. + exchange rate), plus spread of 4% p.a
    This financing was swapped to CDI at May 31, 2002.                                              66,877       67,947
                                                                                                   -------      -------
                                                                                                    66,877       67,947

    TOTAL DEBT                                                                                     107,803      118,695
                                                                                                   =======      =======
    CURRENT PORTION                                                                                 31,097       28,579
    LONG-TERM LIABILITIES                                                                           76,706       90,116

                                                               09/2002     06/2002
                                                               -------     -------
2003                                                            4,766       18,167
2004                                                           37,018       37,174
2005                                                           17,827       17,512
2006 and thereafter                                            17,095       17,263
                                                               -------     -------
                                                               76,706       90,116
                                                               =======     =======

The BNDES loans are subject to certain covenants covering EBITDA margin, debt coverage, coverage of net financial expenses and indebtedness. The Company was in compliance with all such restrictive clauses in September 30, 2002. The parent Company endorsed the debt agreements guaranteeing these transactions.

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                CORPORATE LEGISLATION
BRAZILIAN SECURITIES COMMISSION (CVM)                     SEPTEMBER 30, 2002
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01-IDENTIFICATION
1-CVM CODE        2-COMPANY NAME                             3-NATIONAL CORPORATE TAXPAYERS' REGISTRY-CNPJ
01763-9           Tele Celular Sul Participacoes S.A.        02.558.115/0001-21

04.01 - NOTES TO THE QUARTERLY INFORMATION
(ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED)

15. DEBENTURES

In October 2000, R$200,000 of debentures were issued, due in October 2, 2003. The interest rate is equal to 103.7% of the Brazilian Interbank Rate (CDI), payable semi-annually. The debentures are subject to certain covenants and the Company is in compliance with them as of September 30, 2002. The debentures are guaranteed by the parent company.

The debenture issuing expenses of R$1,670 were recorded as Other Assets - Current Assets and Noncurrent Assets, and are being amortized over a period of 36 months. At September 30, 2002 and June 30, 2002 the balances recorded in these accounts were R$588 and R$724, respectively.

16. TAXES AND CONTRIBUTIONS PAYABLE - CURRENT AND NON-CURRENT

                                                        PARENT COMPANY                 CONSOLIDATED
                                                    -------------------------      -----------------------
                                                    09/2002           06/2002      09/2002         06/2002
                                                    -------           -------      -------         -------
Income tax and social contribution                                                   2,740             108
ICMS                                                                                96,817          89,822
PIS                                                     3                17            723             633
COFINS                                                 12                77          3,332           2,920
Fistel Fee                                                                             174             163
FUST                                                                                   325             500
FUNTTEL                                                                                162             174
Other                                                  14                 5             57              30
                                                    -------           -------      -------         -------
                                                       29                99        104,330          94,350
                                                    -------           -------      -------         -------
Circulante                                             29                99         34,418          26,864
Exigivel a longo prazo                                                              69,912          67,486

Maturity dates

                                                                09/2002         06/2002
                                                                -------         -------
2003                                                             2,462           6,116
2004                                                            21,791          23,378
2005                                                            27,069          25,732
2006                                                            18,590          12,260
                                                                69,912          67,486

The subsidiary Telepar Celular S.A. has a tax benefit of postponing 48 months the ICMS (State VAT) to be paid, which is updated on UP/PR, and that was given by the Parana State government in a program called "Programa Parana Mais Emprego".

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                CORPORATE LEGISLATION
BRAZILIAN SECURITIES COMMISSION (CVM)                     SEPTEMBER 30, 2002
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01-IDENTIFICATION
1-CVM CODE        2-COMPANY NAME                             3-NATIONAL CORPORATE TAXPAYERS' REGISTRY-CNPJ
01763-9           Tele Celular Sul Participacoes S.A.        02.558.115/0001-21

04.01 - NOTES TO THE QUARTERLY INFORMATION
(ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED)


17. CONTINGENCIES PROVISION



                                                      PARENT COMPANY                    CONSOLIDATED
                                                 ------------------------         ------------------------
                                                 09/2002          06/2002         09/2002          06/2002
                                                 -------          -------         -------          -------
Labor                                               72               44            2,428             2,399
Fiscal                                                                               610               611
Civil                                               65               43            6,224             4,906
                                                 -------          -------         -------          -------
                                                   137               87            9,262             7,916
                                                 =======          =======         =======          =======

There is no provision accrued for all those cases in which the Company's legal advisors believe that the Company is going to succeed, including the lawsuit questioning the ICMS (VAT State) as mentioned in Note 10.

LABOR CLAIMS

The provision for labor claims represents management's estimate of probable losses in relation to the various suits filed by former employees.

FISCAL CLAIMS

The provision for civil claims represents different interpretation by the Fiscal Law, in which management estimates the tax authorities can obtain success.

CIVIL CLAIMS

The provision for civil claims represents claims filed by former customers in connection with billing disputes.

18. PENSION PLAN

(A) PBS TELE CELULAR SUL AND PAMA - TELE CELULAR SUL

Since January, 2000 the Company and its subsidiaries sponsor a defined benefit retirement pension plan - Plano PBS Tele Celular Sul, covering approximately 25% of the Company employees. In addition to supplementary pension payments, the plan offers medical assistance (PAMA - Tele Celular Sul) to retirees and their dependents, under a shared cost system. Contributions to the plans (PBS Tele Celular Sul e PAMA) are determined based on actuarial studies prepared by independent actuaries, in accordance with current Brazilian rules. The costing method used is the capitalization method, and the sponsor contribution is equal to 13.5% of the payroll of the employees covered by the plan, from which 12% are marked for

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                CORPORATE LEGISLATION
BRAZILIAN SECURITIES COMMISSION (CVM)                     SEPTEMBER 30, 2002
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01-IDENTIFICATION
1-CVM CODE        2-COMPANY NAME                             3-NATIONAL CORPORATE TAXPAYERS' REGISTRY-CNPJ
01763-9           Tele Celular Sul Participacoes S.A.        02.558.115/0001-21

04.01 - NOTES TO THE QUARTERLY INFORMATION
(ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED)

funding the PBS Tele Celular Sul plan. During the nine-month period ended September 30, 2002 and 2001 the Company recognized as expenses the amount of R$1,214 and R$1,172, respectively.

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                CORPORATE LEGISLATION
BRAZILIAN SECURITIES COMMISSION (CVM)                     SEPTEMBER 30, 2002
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01-IDENTIFICATION
1-CVM CODE        2-COMPANY NAME                             3-NATIONAL CORPORATE TAXPAYERS' REGISTRY-CNPJ
01763-9           Tele Celular Sul Participacoes S.A.        02.558.115/0001-21

04.01 - NOTES TO THE QUARTERLY INFORMATION
(ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED)


18. PENSION PLAN -- CONTINUED

(B) PBS-A-SISTEL PLAN AND PAMA-SISTEL PLAN

The Company and its subsidiaries sponsor, together with other companies of the former Telebras System, private pension and medical plans to retirees, managed by Fundacao Sistel de Seguridade Social - SISTEL. Up to December 1999, all companies sponsoring Sistel-managed plans were jointly responsible for all plans then in place. On December 28, 1999, the sponsors of Sistel-managed plans reached an agreement to create individual company pension plans, maintaining joint responsibility for only those employees who were participants as of January 31, 2000. This led to a proposal for a restatement of the Sistel By-Laws and Regulations, which was approved by the Supplementary Pension Department on January 13, 2000.

The post-retirement health care benefits (PAMA-Sistel) and the social security plan (PBS-A-Sistel) are multi-employer defined benefit plans. The contributions of the Company and its subsidiaries are not segregated or restricted in the plan accounts to identify the assets and obligations relating to the Companies. The Company and its subsidiaries are also jointly liable for the total liabilities of the plans.

(C) PBT-TELEPAR PLAN AND PAMEC-TELEPAR PLAN

Telepar Celular S.A. also sponsors a defined benefit plan and a health care plan to the retirees of its predecessor (Telecomunicacoes do Parana S.A.), previously sponsored by such predecessor, which are administrated by SISTEL. At May 1998, Telepar Celular S.A. became a sponsorship of a Defined Benefit Plan - PBT (Plano de Beneficio Telepar), the Supplementary Medical Plan (PAMEC) and the Agreement for Management of Pension Payments to Retirees and Pensioners - Telepar, because of the split-off from the Telebras System.

The costs related to the PBT - Telepar plan are in the capitalized system and the company contributions represent 10% over the payroll of the employees that contribute to the plan.

The contributions to the PAMEC plan and Agreement for Managament were fully paid in July 1998, through a single funding payment.

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                    CORPORATE
BRAZILIAN SECURITIES COMMISSION (CVM)                         LEGISLATION
QUARTERLY INFORMATION - ITR                                   SEPTEMBER 30, 2002
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01  -  IDENTIFICATION
1  -  CVM CODE     2  -  COMPANY NAME                           3 - NATIONAL CORPORATE TAXPAYERS' REGISTRY - CNPJ
01763-9            Tele Celular Sul Participacoes S.A.          02.558.115/0001-21

04.01 - NOTES TO THE QUARTERLY INFORMATION
(ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED)

18. PENSION PLAN -- CONTINUED

                                                                                                          Plan
                                                                                      ------------------------
                                                                                      Effects to be recognized

Reconciliation between assets and liabilities at September 30, 2002 (Parent company)

                                                                                                           PBS
                                                                                                        ------
    Present value of the actuarial obligation with coverage                                             30,310
    Liabilities / (assets) actuarial, net                                                                  (59)

Expenses to be recognized in 2002 (Parent company)

                                                                                                           PBS
                                                                                                        ------
    1. Service cost (including interest)                                                                 1,685
    2. Expected contributions from employee during 2002                                                    647
    3. Interest over actuarial obligations                                                               3,035
    4. Expected return on assets                                                                         3,550
    5. Amortizations costs                                                                                  -
                                                                                                        ------
    6. Total expense recognized (1 - 2 + 3 - 4 + 5)                                                        523

                                                              Effects of the plans to be recognized
                                                              -------------------------------------
                                                                             Convenio de
                                                                PBS -    Administracao -
                                                    PBS    Assistidos        Submassa 03         PAMEC         PBT
                                                    ---    ----------        -----------         -----         ---
Reconciliation between assets and liabilities
at September 30, 2002 (Parent company)

Present value of the actuarial obligations
with coverage                                    39,831         2,191                789           146       1,936
Liabilities / (asset) actuarial, net                 14         (129)              (114)             9       (197)

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                    CORPORATE
BRAZILIAN SECURITIES COMMISSION (CVM)                         LEGISLATION
QUARTERLY INFORMATION - ITR                                   SEPTEMBER 30, 2002
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01  -  IDENTIFICATION
1  -  CVM CODE     2  -  COMPANY NAME                           3 - NATIONAL CORPORATE TAXPAYERS' REGISTRY - CNPJ
01763-9            Tele Celular Sul Participacoes S.A.          02.558.115/0001-21

04.01 - NOTES TO THE QUARTERLY INFORMATION
(ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED)

18. PENSION PLAN -- CONTINUED

                                                              Effects of the plans to be recognized
                                                              -------------------------------------
                                                                             Convenio de
                                                                PBS -    Administracao -
                                                    PBS    Assistidos        Submassa 03         PAMEC         PBT
                                                    ---    ----------        -----------         -----         ---
Expenses to be recognized in 2002
 (Parent company)

1. Service cost (including interest)              2,095                                              2          23
2. Expected contributions from employee
during 2002                                         794                                                         16
3. Interest over actuarial obligations            3,995             234               84            15         204
4. Expected return on assets                      4,672             324               (4)           14         344
5. Amortization costs                                                                                8
                                                  -----------------------------------------------------------------
6. Total expense recognized (1 - 2 + 3 - 4          624             (90)              88            11        (133)
+ 5 )

Actuarial premises adopted in the calculations

Discount rate of the actuarial obligation:                 11.30% p.a.  ( 6,0% real e 5,0% inflation)
Expected return rate over the plan assets:                 14.45% p.a.  ( 9,0% real e 5,0% inflation)
Index of estimated salary increase:                          8.15% p.a.  ( 3,0% real e 5,0% inflation)
Index of estimated benefit increase:                         5.00% p.a.  ( 0,0% real e 5,0% inflation)
Biometric table of general mortality:                      UP84 with 1 year
Biometric table of beginning of disability:                Mercer table of beginning of disability
Expected turnover rate:                                    0.15 / (Time of service + 1)
Beginning of retirement probability:                       100% in the first appliance for a benefit in the Plan

(d) SUPPLEMENTARY PENSION

In June 1998, after the breakup of Telebras, the Company and its subsidiary Telepar Celular S.A. opted for the extinction of this additional pension plan. As a consequence of the extinction of the plan, the Company and Telepar Celular S.A. allowed its participants to receive a payment in cash for the accumulated benefits or to transfer them to the PBS-A-Sistel plan. Most participating employees opted for the cash payment, which resulted in a disbursement of nearly R$7,000 in 1998. The remaining provisioned amount of R$2,399, at September 30, 2002 (R$2,345 at June 30, 2002) will be used to cover the benefits of those employees who have not opted yet (4 employees on September 30,2002 and June 30, 2002).

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                    CORPORATE
BRAZILIAN SECURITIES COMMISSION (CVM)                         LEGISLATION
QUARTERLY INFORMATION - ITR                                   SEPTEMBER 30, 2002
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01  -  IDENTIFICATION
1  -  CVM CODE     2  -  COMPANY NAME                           3 - NATIONAL CORPORATE TAXPAYERS' REGISTRY - CNPJ
01763-9            Tele Celular Sul Participacoes S.A.          02.558.115/0001-21

04.01 - NOTES TO THE QUARTERLY INFORMATION
(ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED)




19. NET EQUITY - COMPANY

a. CAPITAL

The Company is authorized to increase its capital, through approval by a shareholders' meeting, up to the limit 700 billion of common or preferred shares.

Up to the limit of the authorized capital, the Shareholders' Meeting can approve the issuing of stock options to be acquired by its management, employees and other people who render services to the Company or to its subsidiaries.

The preferred shares do not have right of vote, however it has priority in the capital reimbursement without premium and in the non-cumulative minimum dividend payment of 6% per year. These dividends are calculated dividing the total underwrited capital by the number of total shares of the Company.

At September 30, 2002, capital was represented by the following shares with out nominal value:

                                                            COMMON             PREFERRED              TOTAL
Quantity (in million of shares)                               129,358             213,612               342,970
Amount (R$)                                                   122,464             202,202               324,666

b. CAPITAL RESERVE - SPECIAL GOODWILL RESERVE

This reserve was generated by the corporate restructuring approved by the Extraordinary General Meeting at June 30, 2000 (see note 8), that represents the goodwill paid by the majority shareholders in the privatization of telecommunication sector.

A portion of this reserve which corresponds to the benefit for the year can be, at the end of each fiscal year, capitalized in favor of the majority shareholder with the issuing of new shares. The respective capital increase should respect the preference of the minority shareholders, in the proportion of its participation, by species and class of shares at the time of issuance. The amounts paid for exercising this right will be paid to the majority shareholder, in accordance with the Instruction CVM 319/99.

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                    CORPORATE
BRAZILIAN SECURITIES COMMISSION (CVM)                         LEGISLATION
QUARTERLY INFORMATION - ITR                                   SEPTEMBER 30, 2002
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01  -  IDENTIFICATION
1  -  CVM CODE     2  -  COMPANY NAME                           3 - NATIONAL CORPORATE TAXPAYERS' REGISTRY - CNPJ
01763-9            Tele Celular Sul Participacoes S.A.          02.558.115/0001-21

04.01 - NOTES TO THE QUARTERLY INFORMATION
(ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED)



18. NET EQUITY - COMPANY -- CONTINUED

c. LEGAL RESERVE

Brazilian companies are required to appropriate 5% of their annual net income to a legal reserve until that reserve equals 20% of paid-up share capital, or 30% of nominal paid-up share capital plus capital reserves; thereafter, appropriations to this reserve are not compulsory. This reserve can only be used to increase capital or offset accumulated losses.

d. DIVIDENDS

The dividends are being calculated in accordance with the Company's by Laws and with Brazilian Corporate Law.

According to the Company's by Laws, the Company should distribute as minimum dividends at each fiscal year ending December 31, provided there are available funds for distribution, a total amount equivalent to 25% of the adjusted net income (as described below). The annual dividends distributed to preferred shareholders (preferred dividends) have priority in the allocation of the net adjusted income. The remaining amounts to be distributed are firstly used to pay dividends to common shareholders in the same amount of that distributed to the preferred shareholders and the rest will be distributed equally to common and preferred shareholders.

In accordance with the Company's by Laws, distribution of a minimum annual dividend per share to preferred shareholders is compulsory. This minimum dividend is calculated at 6% of the capital attributable to preferred shares. According to the Brazil's Corporation Law and to the Company's by Laws, the net adjusted income for the fiscal year is the amount equivalent to the Company's net income adjusted to reflect allocations to or from: (I) legal reserve, (II) contingencies provision for probable losses, if applicable, and (III) unrealized profit reserve.

e. INCOME RESERVE FOR EXPANSION

It was recorded based on Instruction CVM 59/86, and will be used in the expansion of the Company's networking.

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                    CORPORATE
BRAZILIAN SECURITIES COMMISSION (CVM)                         LEGISLATION
QUARTERLY INFORMATION - ITR                                   SEPTEMBER 30, 2002
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01  -  IDENTIFICATION
1  -  CVM CODE     2  -  COMPANY NAME                           3 - NATIONAL CORPORATE TAXPAYERS' REGISTRY - CNPJ
01763-9            Tele Celular Sul Participacoes S.A.          02.558.115/0001-21

04.01 - NOTES TO THE QUARTERLY INFORMATION
(ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED)

20. STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE PERIOD

Balance at December 31, 2001                                                                                808,329
Net income for the period                                                                                    48,431
Adjustment of deferred Social Contribution rate from 9% to 8%                                               (4,149)
Balance at September 30, 2002                                                                               852,611
Net equity book value per thousand of shares (in Reais)                                                        2.48

21. NET REVENUE FROM GOODS SOLD AND SERVICES RENDERED - CONSOLIDATED

                                                                                                    CONSOLIDATED
                                                                                                    ------------
                                                                                   09/2002             09/2001
                                                                                   -------             -------
Revenues from telecommunication services
  Subscriptions                                                                      146,651            133,323
  Usage                                                                              314,362            340,936
  Use of network                                                                     256,384            226,281
  Other services                                                                       5,669              4,452
                                                                                   --------            --------
                                                                                     723,066            704,992

Sale of products                                                                     103,833             57,653
                                                                                   --------            --------
Gross revenues                                                                       826,899            762,645

Deduction from Gross revenues

  Taxes                                                                            (155,244)           (136,116)
  Discounts                                                                         (30,999)            (61,007)
  Other                                                                              (1,313)             (1,425)
                                                                                   --------            --------
                                                                                   (187,556)           (198,548)
                                                                                   --------            --------
                                                                                    639,343             564,097
                                                                                   ========            ========

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                    CORPORATE
BRAZILIAN SECURITIES COMMISSION (CVM)                         LEGISLATION
QUARTERLY INFORMATION - ITR                                   SEPTEMBER 30, 2002
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01  -  IDENTIFICATION
1  -  CVM CODE     2  -  COMPANY NAME                           3 - NATIONAL CORPORATE TAXPAYERS' REGISTRY - CNPJ
01763-9            Tele Celular Sul Participacoes S.A.          02.558.115/0001-21

04.01 - NOTES TO THE QUARTERLY INFORMATION
(ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED)

22. COST OF SERVICES RENDERED AND GOODS SOLD - CONSOLIDATED

                                                                                                    CONSOLIDATED
                                                                                 -------------------------------
                                                                                 09/2002             09/2001
                                                                                 -------             -------
Salaries and social contribution charges                                             (6,860)            (6,431)
Third-party services                                                                (12,528)            (9,474)
Interconnection                                                                     (96,396)           (86,250)
Depreciation and amortization                                                      (122,615)          (110,979)
Cost of goods sold                                                                  (93,553)           (66,816)
Other                                                                                  (740)              (919)
                                                                                   --------           --------
                                                                                   (332,692)          (280,869)
                                                                                   ========           ========


23. SELLING EXPENSES - CONSOLIDATED

                                                                                                    CONSOLIDATED
                                                                                 -------------------------------
                                                                                 09/2002             09/2001
                                                                                 -------             -------
Salaries and social contribution charges                                            (15,198)           (15,588)
Third-party services                                                                (69,488)           (77,431)
Allowance for doubtful accounts and provision for losses                            (23,659)           (15,452)
Fistel                                                                              (17,532)           (17,934)
Depreciation and amortization                                                       (10,148)            (5,077)
Other                                                                                  (549)              (534)
                                                                                   --------           --------
                                                                                   (136,574)          (132,016)
                                                                                   ========           ========


24. GENERAL AND ADMINISTRATIVE EXPENSES

                                                                   PARENT COMPANY                   CONSOLIDATED
                                                      ---------------------------------------------------------
                                                      09/2002          09/2001        09/2002         09/2001
                                                      -------          -------        -------         -------
Salaries and social contribution charges                 (1,363)         (1,272)       (11,683)        (11,866)
Third-party services                                     (1,548)           (676)       (23,539)        (22,389)
Depreciation and amortization                               (12)            (11)       (16,021)        (10,072)
Other                                                      (129)            (55)        (4,401)         (4,066)
                                                         ------            ----        -------         -------
                                                         (3,052)         (2,014)       (55,644)        (48,393)
                                                         ======          ======        =======         =======

During the nine-month period ended September 30, 2002, the Company and subsidiaries paid R$1,749 (R$1,556 at September 30, 2001) to management members.

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                    CORPORATE
BRAZILIAN SECURITIES COMMISSION (CVM)                         LEGISLATION
QUARTERLY INFORMATION - ITR                                   SEPTEMBER 30, 2002
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01  -  IDENTIFICATION
1  -  CVM CODE     2  -  COMPANY NAME                           3 - NATIONAL CORPORATE TAXPAYERS' REGISTRY - CNPJ
01763-9            Tele Celular Sul Participacoes S.A.          02.558.115/0001-21

04.01 - NOTES TO THE QUARTERLY INFORMATION
(ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED)

25. OTHER OPERATING INCOME

                                                                   PARENT COMPANY                   CONSOLIDATED
                                                      ----------------------------------------------------------
                                                      09/2002          09/2001        09/2002         09/2001
                                                      -------          -------        -------         -------
  Fines charges to customers on overdue payments                                          2,629           2,796
  Equipment and infra-structure rental                                                    4,139           4,088
  Reversal of provision for reduction to market
    value                                                                                   615          10,214
  Others                                                   3,746             565          7,647           2,485
                                                          -------          -------        -------         -------
                                                           3,746             565         15,030          19,583
                                                          =======           ======       ======          ======


26. OTHER OPERATING EXPENSES

                                                                   PARENT COMPANY                   CONSOLIDATED
                                                      ----------------------------------------------------------
                                                      09/2002          09/2001        09/2002         09/2001
                                                      -------          -------        -------         -------
Expenses

  Taxes and contributions                                  (123)            (79)          (937)           (815)
  Amortization of goodwill                               (1,321)         (1,264)       (20,273)        (20,217)
  Provision for contingencies                                              (190)        (2,841)         (1,671)
  Other                                                  (1,471)           (110)        (3,683)         (4,395)
                                                         -------         -------       --------        --------
                                                         (2,915)         (1,643)       (27,734)        (27,098)
                                                         =======         =======       ========        ========


27. INCOME TAX AND SOCIAL CONTRIBUTION

The provision for income tax is calculated at the rate of 15% plus an additional rate of 10% on taxable income. Provision for social contribution is calculated at the rate of 9% on income before income tax, and adjusted in accordance with current tax legislation. The deferred social contribution was adjusted to the rate of 8% to 2003, based on the future change in tax legislation to the social contribution rate. The Provisional Measure No. 66 issued at August 29, 2002 set up the rate of the Social Contribution in 9% beginning 2003. Conservatively, the Company decided to maintain the rate in 8% until that the Provisional Measure be converted in law which should occur up to the end of 2002 through out approval by the National Congress.

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                    CORPORATE
BRAZILIAN SECURITIES COMMISSION (CVM)                         LEGISLATION
QUARTERLY INFORMATION - ITR                                   SEPTEMBER 30, 2002
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01  -  IDENTIFICATION
1  -  CVM CODE     2  -  COMPANY NAME                           3 - NATIONAL CORPORATE TAXPAYERS' REGISTRY - CNPJ
01763-9            Tele Celular Sul Participacoes S.A.          02.558.115/0001-21

04.01 - NOTES TO THE QUARTERLY INFORMATION
(ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED)

27. INCOME TAX AND SOCIAL CONTRIBUTION -- CONTINUED

Reconciliation of the taxes recorded in the income statement is as follows:

                                                                    PARENT COMPANY                     CONSOLIDATED
                                                      -------------------------------------------------------------
                                                      09/2002          09/2001          09/2002         09/2001
                                                      -------          -------          -------         -------
INCOME TAX

  Income before taxes                                     48,401           43,121          79,147           57,644
  Equity result                                          (50,023)         (44,094)          4,617
                                                         -------          -------           -----         --------

  Basis of calculation                                    (1,622)           (973)          83,764           57,644

  Standard rate - 25%                                        405              243         (20,941)         (14,411)

  Permanent differences

     Goodwill amortization                                  (330)            (316)          8,867           10,081
     Others                                                  (18)              17          (1,188)            (500)
                                                         -------          -------           -----          -------

                                                              57              (56)        (13,262)          (4,830)
                                                         -------          -------           -----          -------

SOCIAL CONTRIBUTION

  Income before taxes                                     48,401           43,121          79,147           57,664
  Equity results                                         (50,023)         (44,094)          4,617
                                                         -------          -------           -----          -------

  Basis of calculation                                    (1,622)           (973)          83,764           57,664

  Standard rate - 9%                                         146                88         (7,539)          (5,187)

  Adjustment of rate (9% to 8% in 2003)                                                    (2,131)

  Permanent differences

        Goodwill amortization                               (119)            (114)           3,192            3,633
        Others                                               (54)             (1)            (413)            (195)
                                                         -------          -------           -----          -------

                                                             (27)             (27)         (6,891)          (1,749)
                                                         -------          -------           -----          -------

 Total income tax and social contribution                     30             (83)         (20,153)          (6,579)
                                                         =======          =======           =====          =======

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                    CORPORATE
BRAZILIAN SECURITIES COMMISSION (CVM)                         LEGISLATION
QUARTERLY INFORMATION - ITR                                   SEPTEMBER 30, 2002
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01  -  IDENTIFICATION
1  -  CVM CODE    2  -  COMPANY NAME                            3 - NATIONAL CORPORATE TAXPAYERS' REGISTRY - CNPJ
01763-9           Tele Celular Sul Participacoes S.A.           02.558.115/0001-21

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

28. FINANCIAL INSTRUMENTS

The estimated market value of the financial instruments, primarily cash and cash equivalents, trade accounts receivable, and short-term financing instruments, approximates its book value because of the short maturity of those instruments.

On September 30, 2002, the Company and its subsidiaries invested their financial resources mainly in investments backed by Certificados de Deposito Interbancario (CDIs - Interbank Deposit Certificates). The total liabilities denominated in United States dollars totaled R$40,926 (R$50,748 at June 30, 2002).

The Company and its subsidiaries appropriated to income the full net effect (substantially foreign exchange losses) of the significant real devaluation in 1999 and 2001, and did not defer the effect as permitted by CVM Instructions 294/99 and 404/01.

The estimated fair value of long-term loans and financings are based on interest rates as of September 30, 2002 for transactions with similar characteristics, as below.

                                                                                       September 30, 2002
                                                                                       ------------------
                                                                                    Book Value    Market Value
                                                                                    ----------    ------------
Long-term loans and financing and debentures, including current portion                 325,886        299,388

Fair values are estimated as of a specific data based on information available on the financial instruments. Such estimates involve the use of judgment and the use of information which incorporates by its nature uncertainties. Changes in the assumptions used or in the information available may negatively affect the estimated values.

The remaining financial instruments of the Company as of September 30, 2002 are basically related to operations with hedges as mentioned in note 14.

CREDIT RISKS

The Company is potentially exposed to credit risks related to its short-term investments and hedge contracts. The Company limits the risks associated with these financial instruments by keeping these operations in financial institutions classified as reliable. The Company does not require collateral for these financial instruments.

The concentration of risks related to trade accounts receivable is minimized due to the large volume of customers. Usually the Company does not require collateral for its trade receivables.

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                    CORPORATE
BRAZILIAN SECURITIES COMMISSION (CVM)                         LEGISLATION
QUARTERLY INFORMATION - ITR                                   SEPTEMBER 30, 2002
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01  -  IDENTIFICATION
1  -  CVM CODE     2  -  COMPANY NAME                           3 - NATIONAL CORPORATE TAXPAYERS' REGISTRY - CNPJ
01763-9            Tele Celular Sul Participacoes S.A.          02.558.115/0001-21

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

29. INSURANCE COVERAGE

As of September 30, 2002, the Company presents insurance cover against fire and various risks for the inventories and fixed assets, based on amounts considered sufficient to cover eventual losses, considering management assessment of the risks and amounts involved.

30. PROVISIONAL MEASURE NO. 66

At August 29, 2002, the Federal Government issued a Provisional Measure No. 66 which establishes, beyond other issue, about the non-cumulative charging of PIS
- "Programa de Integracao Social", a federal tax.

The Company's management is concluding studies to quantify the effects of this change over its operations beginning December 1, 2002, in case of such Provisional Measure be converted in law by the National Congress.

A free translation from Portuguese into English
of Quarterly Financial Information prepared in         CORPORATE LEGISLATION
Brazilian currency and in accordance with the          SEPTEMBER 30, 2002
accounting practices originating in Brazil's
Corporation Law.
-----------------------------------------------
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01  -  IDENTIFICATION
1  -  CVM CODE     2  -  COMPANY NAME                                3  -  NATIONAL CORPORATE TAXPAYERS' REGISTRY -CNPJ
0176-9             Tele Celular Sul Participacoes S.A.               02.558.115/0001-21

05.01 - Comments on Company Performance

See "08.01 - Comments on the consolidated company performance in the quarter."

A free translation from Portuguese into English of Quarterly Financial
Information prepared in Brazilian currency and in accordance with the                      CORPORATE LEGISLATION
accounting practices originating in Brazil's Corporation Law.                              SEPTEMBER 30, 2002
--------------------------------------------------------------------------
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

--------------------------------------------------------------------------------------------------------------------------
01 - IDENTIFICATION
--------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                             3 - NATIONAL CORPORATE TAXPAYERS' REGISTRY - CNPJ
==========================================================================================================================
01763-9            Tele Celular Sul Participacoes S.A.          02.558.115/0001-21
==========================================================================================================================

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (R$ THOUSAND)

06.01 - CONSOLIDATED BALANCE SHEET (IN THOUSANDS OF REAIS)

1 - CODE                   2 - DESCRIPTION                                           3 - 09.30.2002        4 - 06.30.2002
--------                   ---------------                                           --------------        --------------
1                          Total assets                                                   1,544,998             1,500,364
1.01                       Current assets                                                   562,921               466,729
1.01.01                    Cash and cash equivalents                                        371,011               276,173
1.01.01.01                 Banks                                                             10,227                 5,828
1.01.01.02                 Marketable securities                                            360,784               270,345
1.01.02                    Receivables                                                      138,896               131,719
1.01.02.01                 Receivables from customers                                       138,896               131,719
1.01.03                    Inventories                                                        9,452                 8,684
1.01.04                    Other current assets                                              43,562                50,153
1.01.04.01                 Recoverable taxes                                                 12,535                14,605
1.01.04.02                 Deferred taxes                                                    20,659                20,840
1.01.04.03                 Other                                                             10,368                14,708
1.02                       Long-term assets                                                 243,139               248,726
1.02.01                    Other receivables                                                231,083               236,456
1.02.01.01                 Recoverable taxes                                                  6,576                 5,982
1.02.01.02                 Deferred taxes                                                   217,157               224,665
1.02.01.03                 Marketable securities                                              7,350                 5,809
1.02.02                    Receivables from related companies                                     0                     0
1.02.02.01                 Associated companies                                                   0                     0
1.02.02.02                 Subsidiaries                                                           0                     0
1.02.02.03                 Other related companies                                                0                     0
1.02.03                    Other                                                             12,056                12,270
1.02.03.01                 Judicial deposits                                                 11,066                10,998
1.02.03.02                 Other                                                                990                 1,272
1.03                       Permanent assets                                                 738,938               784,909
1.03.01                    Investments                                                       24,188                26,553
1.03.01.01                 In associated companies                                           24,188                26,553
1.03.01.02                 In Subsidiaries                                                        0                     0
1.03.01.03                 Other                                                                  0                     0
1.03.02                    Property, plant and equipment                                    657,917               696,207
1.03.03                    Deferred charges                                                  56,833                62,149

A free translation from Portuguese into English of Quarterly Financial
Information prepared in Brazilian currency and in accordance with the                      CORPORATE LEGISLATION
accounting practices originating in Brazil's Corporation Law.                              SEPTEMBER 30, 2002
--------------------------------------------------------------------------
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

--------------------------------------------------------------------------------------------------------------------------
01 - IDENTIFICATION
--------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                             3 - NATIONAL CORPORATE TAXPAYERS' REGISTRY - CNPJ
==========================================================================================================================
01763-9            Tele Celular Sul Participacoes S.A.          02.558.115/0001-21
==========================================================================================================================

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES AND STOCKHOLDERS' EQUITY (R$ THOUSAND)

06.02 - CONSOLIDATED BALANCE SHEET (IN THOUSANDS OF REAIS)

1 - CODE                   2 - DESCRIPTION                                           3 - 09.30.2002        4 - 06.30.2002
--------                   ---------------                                           --------------        --------------
2                          Total liabilities and shareholders' equity                     1,544,998             1,500,364
2.01                       Current liabilities                                              372,904               141,725
2.01.01                    Debt - current portion                                            31,097                28,579
2.01.02                    Debentures - current portion                                     218,083                 8,601
2.01.03                    Suppliers                                                         64,999                56,889
2.01.04                    Taxes, charges and contributions                                  34,418                26,864
2.01.05                    Dividends payable                                                  3,214                 3,262
2.01.05.01                 Interest attributed to shareholders' capital                       2,488                 2,515
2.01.05.02                 Dividends payable                                                    726                   747
2.01.06                    Provisions                                                             0                     0
2.01.07                    Payable to related companies                                           0                     0
2.01.08                    Other                                                             21,093                17,530
2.01.08.01                 Salaries, charges and social benefits                             13,878                12,089
2.01.08.02                 Other liabilities                                                  7,215                 5,441
2.02                       Long-term liabilities                                            158,279               367,863
2.02.01                    Debt                                                              76,706                90,116
2.02.02                    Debentures                                                             0               200,000
2.02.03                    Provisions                                                        11,661                10,261
2.02.03.01                 Provision for pension plan                                         2,399                 2,345
2.02.03.02                 Provision for contingencies                                        9,262                 7,916
2.02.04                    Payable to related companies                                           0                     0
2.02.05                    Other                                                             69,912                67,486
2.02.05.01                 Indirect taxes                                                    69,912                67,486
2.03                       Deferred income                                                        0                     0
2.04                       Minority interest                                                161,204               156,602
2.05                       Shareholders' equity                                             852,611               834,174
2.05.01                    Paid-up capital                                                  324,666               324,666
2.05.02                    Capital reserves                                                 173,913               173,913
2.05.03                    Revaluation reserves                                                   0                     0
2.05.03.01                 Own assets                                                             0                     0
2.05.03.02                 Associated/subsidiary companies' assets                                0                     0
2.05.04                    Revenue reserves                                                 305,601               305,601
2.05.04.01                 Legal                                                             20,506                20,506
2.05.04.02                 Statutory                                                              0                     0
2.05.04.03                 Contingencies                                                          0                     0
2.05.04.04                 Unrealized profits                                                     0                     0
2.05.04.05                 Retention of profits                                                   0                     0
2.05.04.06                 Special reserve for undistributed dividends                       19,257                19,257
2.05.04.07                 Other revenue reserves                                           265,838               265,838
2.05.05                    Retained earnings/accumulated deficit                             48,431                29,994

A free translation from Portuguese into English of Quarterly
Financial Information prepared in Brazilian currency and in                                CORPORATE LEGISLATION
accordance with the accounting practices originating in Brazil's                           SEPTEMBER 30, 2002
Corporation Law.
--------------------------------------------------------------------
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES
------------------------------------------------------------------------------------------------------------------------------------

01.01 - IDENTIFICATION
------------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE            2 - COMPANY NAME                                 3 - FEDERAL CORPORATE TAXPAYERS' REGISTRATION NUMBER - CNPJ
01763-9                 TELE CELULAR SUL PARTICIPACOES S.A.              02.558.115/0001-21
------------------------------------------------------------------------------------------------------------------------------------

07.01 - CONSOLIDATED STATEMENT OF OPERATIONS

                                                          3 - 07.01.2002  4 - 01.01.2002  5 - 07.01.2001  6 - 01.01.2001
1 - CODE    2 - DESCRIPTION                                TO 09.30.2002   TO 09.30.2002   TO 09.30.2001   TO 09.30.2001
--------    ---------------                               -------------   -------------   -------------   -------------
3.01        Gross revenue from goods sold and services
            rendered                                            288,753         826,899         251,667         762,645
3.02        Deductions to gross revenue                         (62,203)       (187,556)        (55,432)       (198,548)
3.03        Net revenue from goods sold and services
            rendered                                            226,550         639,343         196,235         564,097
3.04        Cost of goods sold and services rendered           (125,404)       (332,692)       (101,970)       (280,869)
3.05        Gross profit                                        101,146         306,651          94,265         283,228
3.06        Operating expenses/income                           (68,204)       (224,443)        (79,908)       (223,610)
3.06.01     Selling                                             (37,371)       (136,574)        (45,268)       (132,016)
3.06.02     General and administrative                          (24,202)        (55,644)        (15,127)        (48,393)
3.06.03     Financial, net                                       (1,179)        (14,904)       (18,703)         (35,686)
3.06.03.01  Financial income                                     73,071         114,977          15,460          39,540
3.06.03.02  Financial expenses                                  (74,250)       (129,881)        (34,163)        (75,226)
3.06.04     Other operating income                                4,655          15,030           2,249          19,583
3.06.05     Other operating expenses                             (8,209)        (27,734)         (3,059)        (27,098)
3.06.06     Equity interest in income of subsidiary and
            associated companies                                 (1,898)         (4,617)              0               0
3.07        Operating profit (loss)                              32,942          82,208          14,357          59,618
3.08        Non-operating results                                    20             (41)             (2)            (80)
3.08.01     Income                                                   20              23               4             315
3.08.02     Expenses                                                  0             (64)             (6)           (395)
3.09        Income (loss) before taxes and participation         32,962          82,167          14,355          59,538
3.10        Provision for income tax  and social
            contribution                                         (8,666)        (20,153)         (1,003)         (6,579)
3.11        Deferred income tax                                       0               0               0               0
3.12        Statutory profit sharing and contributions           (1,258)         (3,020)           (656)         (2,151)
3.12.01     Participation                                        (1,258)         (3,020)           (656)         (2,151)
3.12.01.01  Profit sharing                                       (1,258)         (3,020)           (656)         (2,151)
3.12.02     Contributions                                             0               0               0               0
3.13        Reversal of interest attributed to
            shareholders' capital                                     0               0               0               0
3.14        Minority interest                                    (4,601)        (10,563)         (1,818)         (7,770)
3.15        Net income (loss) for the period                     18,437          48,431          10,878          43,038
            Number of shares (thousand), excluding
            treasury stock                                  342,969,940     342,969,940     337,218,601     337,218,601
            Net income per share                                0,00005         0,00014         0,00003         0,00013
            Net loss per share

A free translation from Portuguese into English of Quarterly Financial
Information prepared in Brazilian currency and in accordance with the                      CORPORATE LEGISLATION
accounting practices originating in Brazil's Corporation Law.                              SEPTEMBER 30, 2002
--------------------------------------------------------------------------
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

--------------------------------------------------------------------------------------------------------------------------
01 - IDENTIFICATION
--------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                             3 - NATIONAL CORPORATE TAXPAYERS' REGISTRY - CNPJ
==========================================================================================================================
01763-9            TELE CELULAR SUL PARTICIPACOES S.A.          02.558.115/0001-21
==========================================================================================================================

08.01 - COMMENTS ON COMPANY PERFORMANCE DURING THE QUARTER
(ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED)
-------------------------------------------------------------------------------------------------------------------

TELE CELULAR SUL PARTICIPACOES S.A.
COMMENTS ON CONSOLIDATED PERFORMANCE IN THE THIRD QUARTER

OPERATING REVENUE

                                                                                                          R$ THOUSANDS
----------------------------------------------------------------------------------------------------------------------
                                                  3RD             3RD             2ND        ACCUMULATED   ACCUMULATED
                                             QUARTER/2002    QUARTER/2001    QUARTER 2002     SEP/2002        SEP/2001
                                             ------------    ------------    ------------     --------        --------
Handset sales                                     45,136          34,816          37,719       103,883          57,653
  Usage                                          102,581          95,954          94,050       314,362         340,936
  Subscription                                    49,719          45,480          49,562       146,651         133,323
  Use of network                                  89,945          74,453          83,512       256,384         226,281
  Other                                            1,372             964             722         5,619           4,452
GROSS REVENUE                                    288,753         251,667         265,565       826,899         762,645
Taxes and other deductions                      (62,203)        (55,432)        (60,546)     (187,556)       (198,548)
NET REVENUE                                      226,550         196,235         205,019       639,343         564,097
  Net revenue from services rendered             189,798         173,369         174,461       555,318         522,395
  Net revenue from goods sold                     36,752          22,866          30,558        84,025          41,702

During the third quarter of 2002, gross revenue amounted to R$288.7 million, being 9% and 15% higher than the amount in the second quarter of 2002 and third quarter of 2001, respectively.

A free translation from Portuguese into English of Quarterly Financial
Information prepared in Brazilian currency and in accordance with the                      CORPORATE LEGISLATION
accounting practices originating in Brazil's Corporation Law.                              SEPTEMBER 30, 2002
--------------------------------------------------------------------------
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

--------------------------------------------------------------------------------------------------------------------------
01 - IDENTIFICATION
--------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                             3 - NATIONAL CORPORATE TAXPAYERS' REGISTRY - CNPJ
==========================================================================================================================
01763-9            Tele Celular Sul Participacoes S.A.          02.558.115/0001-21
==========================================================================================================================

08.01 - COMMENTS ON COMPANY PERFORMANCE DURING THE QUARTER
(ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED)
-------------------------------------------------------------------------------------------------------------------


COSTS AND OPERATING EXPENSES

                                                                                                             R$ THOUSANDS
-------------------------------------------------------------------------------------------------------------------------
                                                      3RD            3RD        2ND QUARTER    ACCUMULATED    ACCUMULATED
                                                 QUARTER/2002    QUARTER/2001      2002          SEP/2002        SEP/2002
                                                 ------------    ------------      ----          --------        --------
COST OF GOODS SOLD AND SERVICES RENDERED             125,404        101,970       111,190         332,692        280,869
     Costs of services rendered                       81,057         70,737        79,487         239,139        214,053
     Cost of goods sold                               44,347         31,233        31,703          93,553         66,816
     SELLING EXPENSES                                 37,371         45,268        48,812         136,574        132,016
     GENERAL AND ADMINISTRATIVE EXPENSES              24,202         15,127        14,097          55,644         48,393
TOTAL                                                186,977        162,365       174,099         524,910        461,278

Provision for doubtful accounts included in
     selling expenses                                  5,374          6,481         8,370          23,659         15,452

Costs of services and operating expenses summed R$187.0 million in the third quarter of 2002, representing an increase of 7% and 16% comparing to the second quarter of 2002 and third quarter of 2001, respectively. It is important to note that in this period there was a higher volume of cellular phone, therefore, the costs related to such sales were higher than the ones in prior quarter analyzed.

The expenses of provision for doubtful accounts in the quarter summed R$5.4 million, decreasing 36% and 17% in relation to the second quarter of 2002 and third quarter of 2001, respectively.

During the third quarter the depreciation and amortization amounted to R$57.0 million (including goodwill amortization), compared to R$56.6 million and to R$51.4 million, in the second quarter of 2002 and third quarter of 2001, respectively.

INVESTMENTS AND FINANCINGS

During the quarter, the Company invested R$8.2 million, through out its controlled subsidiaries, in the increasing of its cellular net.

In the end of the quarter the indebtedness was R$325.9 million, resulting in a net indebtedness of R$371.0 million.

From the total indebtedness, R$40.9 million represents debt in US Dollar, which are fully covered by hedge operations.

A free translation from Portuguese into English of Quarterly Financial
Information prepared in Brazilian currency and in accordance with the                      CORPORATE LEGISLATION
accounting practices originating in Brazil's Corporation Law.                              SEPTEMBER 30, 2002
--------------------------------------------------------------------------
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

--------------------------------------------------------------------------------------------------------------------------
01 - IDENTIFICATION
--------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                             3 - NATIONAL CORPORATE TAXPAYERS' REGISTRY - CNPJ
==========================================================================================================================
01763-9            Tele Celular Sul Participacoes S.A.          02.558.115/0001-21
==========================================================================================================================

08.01 - Comments on Company Performance During the Quarter
(All amounts in thousands of reais unless otherwise indicated)
-------------------------------------------------------------------------------------------------------------------


EBITDA

EBITDA in the quarter was R$93.0 million, representing an increase of 10% in relation to the previous quarter analyzed, resulting in an EBITDA margin in the quarter was 41% or 49% over the net services revenues.

                                                                                                          R$ THOUSANDS
----------------------------------------------------------------------------------------------------------------------
                                                  3rd              3rd           2nd        Accumulated    Accumulated
                                             quarter/2002    quarter/2001   quarter 2002      Sep/2002       Sep/2002
                                             ------------    ------------   ------------      --------       --------
Gross revenues                                   226,550         196,235        205,019       639,343         564,097
Operating income                                  32,942          14,357         20,671        82,208          59,618
Depreciation                                      49,376          44,630         50,714       148,784         126,128
Goodwill amortization                              7,638           6,745          5,891        20,273          20,217
Financing revenues                              (73,071)        (15,460)       (28,210)     (114,977)        (39,540)
Financing expenses                                74,250          34,163         33,848       129,881          75,226
Equity                                             1,898               -          1,165         4,617               -
EBITDA                                            93,033          84,435         84,079       270,786         241,649
EBITDA Margin                                        41%             43%            41%           42%             43%
EBITDA Margin - over Services Revenues               49%             49%            48%           49%             46%


NET INCOME

                                                                                                         R$ THOUSANDS
---------------------------------------------------------------------------------------------------------------------
                                                3rd            3rd             2nd        Accumulated     Accumulated
                                           quarter/2002   quarter/2001    quarter 2002       Sep/2002       Sep/2001
                                           ------------   ------------    ------------       --------       --------
Net income - R$ thousands                       18,437         10,878          12,832         48,431          43,038
Net income per 1,000 shares - R$                  0.05           0.03            0.04           0.14            0.13

During the quarter, net income was R$18.4 million, 44% higher than the previous period, representing a net income per share of R$0.05 per thousand of shares

A free translation from Portuguese into English of Quarterly Financial
Information prepared in Brazilian currency and in accordance with the                      CORPORATE LEGISLATION
accounting practices originating in Brazil's Corporation Law.                              SEPTEMBER 30, 2002
--------------------------------------------------------------------------
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

--------------------------------------------------------------------------------------------------------------------------
01 - IDENTIFICATION
--------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                             3 - NATIONAL CORPORATE TAXPAYERS' REGISTRY - CNPJ
==========================================================================================================================
01763-9            Tele Celular Sul Participacoes S.A.          02.558.115/0001-21
==========================================================================================================================

08.01 - Comments on Company Performance During the Quarter
(All amounts in thousands of reais unless otherwise indicated)
-------------------------------------------------------------------------------------------------------------------


CAPITAL MARKET

The Company closed the third quarter of 2002 with its common and preferred shares valuing at Bovespa at R$1.96 and R$2.49 per 1,000 shares, respectively.

At the New York stock market (NYSE), the Company's ADRs (American Depository Receipt) were valued at US$6.60 at the last day of the quarter.

SELECTED FINANCIAL DATA

                                                       3RD            3RD       2ND QUARTER   ACCUMULATED     ACCUMULATED
                                                  QUARTER/2002   QUARTER/2001      2002         SEP/2002       SEP/2001
                                                  ------------   ------------      ----         --------       --------
Total subscribers                                   1,660,164     1,534,566     1,635,278      1,660,164       1,534,566
Estimated population in the region (million)             15.0          14.8          15.0           15.0            14.8
Municipalities covered                                    235           220           232            235             220
Investments (million)                                     R$8          R$35           R$8           R$22            R$92
Total employees                                         1,055         1,243         1,100          1,055           1,243

A free translation from Portuguese into English of Quarterly Financial
Information prepared in Brazilian currency and in accordance with the                      CORPORATE LEGISLATION
accounting practices originating in Brazil's Corporation Law.                              SEPTEMBER 30, 2002
--------------------------------------------------------------------------
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

--------------------------------------------------------------------------------------------------------------------------
01 - IDENTIFICATION
--------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                             3 - NATIONAL CORPORATE TAXPAYERS' REGISTRY - CNPJ
==========================================================================================================================
01763-9            Tele Celular Sul Participacoes S.A.          02.558.115/0001-21
==========================================================================================================================

17.01 - REPORT ON THE SPECIAL REVIEW - UNQUALIFIED

A free translation from Portuguese into English of the Special Review Report of Independent Auditors on the Quarterly Financial Information prepared in Brazilian currency and in accordance with the accounting practices originating in Brazil's Corporation Law.

REPORT OF INDEPENDENT ACCOUNTANTS ON THE SPECIAL REVIEW OF QUARTERLY INFORMATION

Curitiba, October 11, 2002

To the Board of Directors and Shareholders
Tele Celular Sul Participacoes S.A.

We have carried out a special review of the quarterly information (ITR) of Tele Celular Sul Participacoes S.A., related to the three-month period ended September 30, 2002, including the balance sheet, the income statement, the comments over the performance in the quarter and the relevant information, prepared in accordance with the Brazilian Corporation Law.

Our review was conducted in accordance with standards established by the Brazilian Institute of Independent Auditors - IBRACON in conjunction with the Federal Accounting Council - (CFC) and mainly was comprised by: (a) inquiries of, and discussions with, management responsible for the accounting, financial and operating areas of the Company with regard to the main criteria adopted for the preparation of the Quarterly Information and (b) a review of the significant information and subsequent events which have, or could have, significant effects on the Company's financial position and operations.

Based on our special review, we are not aware of any significant adjustments which should be made to the Quarterly Information referred to above in order that such information be stated in conformity with accounting principles determined by Brazilian Corporate Law applicable to the preparation of quarterly information, consistent with the regulations of the Brazilian Securities Commission - CVM.

                              [ERNST & YOUNG LOGO]
                          Auditores Independentes S.C.
                            CRC 2SP015199/O-6 "S" PR


                           Marcos Antonio Quintanilha
                           CRC SP 132776/O-3-T-SC-S-PR

Group               ITR        Description                                                                            Page
-----               ---        -----------                                                                            ----
01                   01        Identification                                                                            1
01                   02        Head-office                                                                               1
01                   03        Investor Relations Officer                                                                1
01                   04        Quarterly Information Reference                                                           1
01                   05        Capital composition                                                                       2
01                   06        Characteristics of the company                                                            2
01                   07        Companies excluded from the consolidated financial statements                             2
01                   08        Dividends approved and/or paid during and after the quarter                               2
01                   09        Subscribed capital and changes in current year                                            3
01                   10        Investor Relations Officer                                                                3
02                   01        Balance sheet - assets                                                                    4
02                   02        Balance sheet - liabilities and stockholders' equity                                      5
03                   01        Statements of operations                                                                  6
04                   01        Notes to the quarterly information                                                        7
05                   01        Comments on company performance                                                          32
06                   01        Consolidated balance sheet - assets                                                      33
06                   02        Consolidated balance sheet - liabilities and stockholders' equity                        34
07                   01        Consolidated statement of operations                                                     35
08                   01        Comments on consolidated performance in the quarter                                      36
17                   01        Report on the special review - unqualified                                               40

                                                                          Item 2


 TELE CELULAR SUL PARTICIPACOES S.A.               TELEPAR CELULAR S.A.
     CNPJ/MF: 02.558.115/0001-21           CNPJ/MF n(degree) 02.332.397/0001-44
         NIRE: 53 3 0000572 9                   NIRE n(degree) 41300038228

          CTMR CELULAR S.A.                        TELESC CELULAR S.A.
 CNPJ/MF n(degree) 02.432.056/0001-40       CNPJ/MF n(degree) 02.334.700/0001-48
      NIRE n(degree) 43300036596                 NIRE n(degree) 42300024244



                                  MATERIAL FACT

The management of TELE CELULAR SUL PARTICIPACOES S.A. ("TSU"), TELEPAR CELULAR S.A. ("TELEPAR"), TELESC CELULAR S.A. ("TELESC") and CTMR CELULAR S.A. ("CTMR"), together with TELEPAR and TELESC (the "Companies"), pursuant to CVM Instructions n(degree) 319/99 and 358/02 hereby disclose, following the disclosure of the material fact published on July 08, 2002, that the managing bodies of the Companies executed on Nov/01/2002 a Protocol of Swap of Shares issued by TELESC and CTMR by TELEPAR shares ("Protocol"), in compliance with the decisions passed by the Boards of Directors of TSU on Oct/31/2002 and of TELEPAR, TELESC and CTMR on Nov/01/2002.

The ownership restructuring of the Companies by Share Swap ("Restructuring") stems from the Companies' intention to integrate their operational activities, enabling them to tap the synergies already existing in their businesses, with the ensuing cost reduction, as well as the concentration of the liquidity of the shares of the operators in a single listed company, benefiting all shareholders.

The Restructuring will take place by the swap of shares issued by TELESC and CTMR for TELEPAR (the "Swapping Company") shares and implies the transfer to the assets of TELEPAR, by increasing its capital stock, of the shares of TELESC and CTMR stock, those two companies becoming wholly-owned subsidiaries of TELEPAR. The new TELEPAR shares issued in the capital increase will be given to TELESC and CTMR stockholders.

After the expiration of the period for withdrawal of the shareholders who disagree with the Share Swap, the Management of the Companies may or may not confirm the Share Swap, as provided in article 137 paragraph 3 of Lei n(degree) 6.404/76 ("LSA").

The current ownership structure of TSU and its controlled companies is the following:


                                  [FLOW CHART]


The ownership structure of TSU and its controlling companies after the Restructuring will be as follows:


                                  [FLOW CHART]


DISCLOSURE UNDER CVM INSTRUCTION 319/99

I  - RESTRUCTURING OBJECTIVES:

(a) Restructuring Objectives: The Restructuring has the following objectives:
(i) the operational integration of the Companies, enabling them to tap the synergies already existing in their businesses; (ii) reduction of the administrative, operational and financial costs as a consequence of the concentration of the operations in a single listed company; (iii) greater transparency in the capital market, deriving from the consolidation of the companies financial information and the consequent leveraging of the balance sheet, optimizing the access to the financial market and the respective procurement costs; and (iv) concentration of the liquidity of the operators stock in a single listed company, benefiting all stockholders.

(b) Restructuring Costs: Restructuring costs as estimated at R$ 1,000,000.00, including publishing and report preparation expenses, and auditor, evaluator and lawyer fees.

II. CORPORATE AND BUSINESS ACTS PRECEDING THE OPERATION: (1) TSU Board of Directors meeting held on October 31, 2002, passing (i) the Evaluation Reports concerning the shares issued by TELEPAR, CTMR and TELESC, evaluated by their economic value and market price and (ii) the share swap ratio; (2) Meetings of the Boards of Directors of the Companies, held on November 01, 2002, passing (i) the Evaluation Reports concerning the shares issued by TELEPAR, CTMR and TELESC, evaluated by their economic value and market price; (ii) the share swap ratio;
(iii) the terms of the Protocol; (iv) the increase of the TELEPAR capital stock related to the share swap; and (v) the calling of special shareholders' meetings of the Companies, in order to vote on the Restructuring; (3) Meetings of the Statutory Audit Committees of the Companies, which issued a favorable report on the Restructuring in meetings held on November 01, 2002; (4) Protocol and Justification of the Swap of Shares, executed by TELEPAR, CTMR and TELESC executive officers on Nov/01/2002.

III. NUMBER, TYPE AND CLASS OF SHARES TO BE GIVEN IN EXCHANGE FOR THE EXTINGUISHED STOCKHOLDERS RIGHTS, CRITERIA USED TO DETERMINE THE SWAP RATIOS AND THE REASONS WHY THE OPERATION IS CONSIDERED EQUITABLE TO COMPANY STOCKHOLDERS: in defining the TELESC and CTMR shares swap ratio, the Companies were evaluated according to the following criteria:

(a) Economic value evaluation: Performed by PricewaterhouseCoopers Transactions Support S/C Ltda., with office at Av. Francisco Matarazzo, 1700 Torre Torino - Sao Paulo - SP, Corporate Taxpayer ID CNPJ/MF n(degrees) 002.236.208/0001-30, retained especially for that purpose, which submitted the reports shown in Attachment I, II and III to the Protocol, evaluating the companies on the same baseline date (Aug/31/2002), on the basis of their economic value, by the cash flow discounted to present value method. The evaluation resulted in a range of values for the involved companies, depending on the rate of discount to present value employed. Using the discount rate of 19% for comparison purposes and, for CTMR, considering the evaluation with the sensitivity analysis performed by PricewaterhouseCoopers, the following amounts were found for the involved companies:

                                                                 ECONOMIC VALUE
               ECONOMIC VALUE -                                   (AUG/31/2002)
COMPANY          AUG/31/2002          NUMBER OF SHARES              PER SHARE
-------          -----------          ----------------              ---------
TELEPAR         465,865,000,00          4,237,174,848                0.10995
TELESC          935,831,000,00          2,531,206,636                0.36972
CTMR             21,916,000,00            206,746,343                0.10600

(b) Evaluation by the book equity value on Dec/31/2001: The book equity value of TELEPAR, TELESC and CTMR stock on Dec/31/2001 -- i.e. the amounts stated in the latest approved balance sheets as of Dec/31/2001, already deducted of the amount concerning the ownership premium of the indirect controlling stockholder Bitel Participacoes S/A -- , are the following:

                                                               BOOK EQUITY VALUE
              BOOK EQUITY VALUE -                                 (DEC/12/2001)
COMPANY           DEC/31/2001          NUMBER OF SHARES             PER SHARE
-------           -----------          ----------------             ---------
TELEPAR         253,636,021,06          4,237,174,848                0.05986
TELESC          456,898,137,52          2,457,508,749                0.18592
CTMR             25,973,585,77            206,746,343                0.12563

(c) Evaluation by the book equity value on Sep/30/2002: The book equity value of the Companies' stock on Sep/30/2002 -- meaning the amounts stated in the Sep/30/2002 balance sheets approved by the Companies' Boards of Directors, and that will result in the ITR form to be submitted to CVM, already deducting the amount concerning the ownership premium of the indirect controlling stockholder Bitel Participacoes S/A -- , are the following:

                                                               BOOK EQUITY VALUE
              BOOK EQUITY VALUE -                                 (SEP/30/2002)
COMPANY           SEP/30/2002         NUMBER OF SHARES              PER SHARE
-------           -----------         ----------------              ---------
TELEPAR         252,155,518,17          4,237,174,848                0.05951
TELESC          541,463,731,66          2,531,206,636                0.21392
CTMR             25,724,500,02            206,746,343                0.12443

(d) Share prices in their respective markets: Considering that TELEPAR class B common shares and preferred shares are traded on the Sao Paulo Stock Exchange ("Bovespa"), and that the TELESC and CTMR class B common shares and preferred shares are traded on the Sociedade Operadora de Ativos ("Soma"), the share quotes on those exchanges were also taken into account to determine the share swap ratio, considering the Bovespa and Soma average quotes for the month of October 2002, which were:

                       AVERAGE SHARE QUOTE -       AVERAGE SHARE QUOTE -
                           COMMON SHARES         PREFERRED B SHARES OCTOBER
COMPANY                     OCTOBER 2002                      2002
-------                ---------------------     --------------------------
TELEPAR                       0.06950                       0.06944
 TELESC                       0.25300                       0.26960
  CTMR                        0.08759                       0.08659

(e) Swap Ratio: Considering those prices and also the market equity price evaluation described in item VI below, the Management of the Companies decided that the most equitable Swap Ratios would be reached by adopting the economic value determined by the specialized company PricewaterhouseCoopers in the reports mentioned in item III (a) above, at the discount rate mentioned therein, plus a premium to TELESC and CTMR stockholders, resulting in a swap ratio according to which for each one thousand (1,000) TELESC shares, 3,900.7 TELEPAR shares of the same type and class will be given, and for each one thousand (1,000) CTMR share, 1,118.4 TELEPAR shares of the same type and class will be given, implying a 16% premium over the economic value in the swap ratio in favor of TELESC and CTMR stockholders.

Furthermore, the Board decided to propose to controlling stockholder TELE CELULAR SUL S/A granting to all the other TELEPAR and TELESC stockholders the power to decide that the premium to be offered to TELESC stockholders might reach up to 19%, and in this case stockholder TELE CELULAR SUL PARTICIPACOES S.A. would follow the decision passed by the other stockholders of those companies. For that purpose, TELEPAR and TELESC stockholders meetings would be convened for the same date and venue, the stockholders would vote, except for TELE CELULAR SUL PARTICIPACOES S.A., and the Chairmen of those meetings would inform one another of the decision passed by the stockholders. In the event the meetings pass the same premium rate, TELE CELULAR SUL PARTICIPACOES S.A. would follow them. In the event the decisions passed by the stockholders differ, TELE CELULAR SUL PARTICIPACOES S.A. would vote in both meetings for the lesser of the ratios passed by the other stockholders, within the predetermined range (16% to 19%). The CMTR stockholders meeting would be convened for the day after the TELEPAR and TELESC meetings, and TELE CELULAR SUL PARTICIPACOES S.A. would vote then for adopting the same swap premium passed for TELESC shares.

(f) Equitable Conditions: The Restructuring is considered equitable, since the share swap ratio was calculated on the basis of the discounted cash flow, plus a premium to balance the operation. The payment of such a premium over the economic value is needed, as the Management of the Companies see it, because of several reasons: TELESC is currently a company with a large cash availability (about R$ 300 million) and a small debt (about R$ 20 million). Furthermore, TELESC has been consistently distributing dividends. TELEPAR, in turn, despite having a great market potential, has limited cash availability, a significant debt (about R$ 300 million), and accumulated loss that, from the tax standpoint could only be offset if a new corporate structure was adopted, as in the share swap. CTMR, in turn, operates in a limited but consistent market, has little limited cash available, but also negligible debt. In view of all those facts, and also considering the companies stock quotes in their respective markets, their Management is of the opinion that the fairest swap ratio should include an identical premium (16%) over the TELESC and CTMR economic value evaluations, so that on the one hand TELESC and CTMR stockholders would be encouraged to remain in the company, participating in the migration resulting from the share swap, and on the other hand the value of the synergies generated for the other companies by the merger with TELEPAR, including the liquidity of the company stock after the merger.

Furthermore, the request to TSU to allow the other TELEPAR and TELESC stockholders to vote on the intended increase of the premium to be paid, confirms the equitableness of the operation, in the opinion of the Companies management.

IV - COMPARISON, IN A CHART, OF THE POLITICAL AND EQUITY ADVANTAGES FOR THE CONTROLLING COMPANY AND OTHER STOCKHOLDERS STOCK BEFORE AND AFTER THE OPERATION, INCLUDING THE CHANGE OF THE RESPECTIVE RIGHTS, AND,

V - SHARES TO BE GIVEN PREFERRED STOCKHOLDERS, REASONS FOR CHANGING THEIR RIGHTS, IF ANY, AND COMPENSATION MECHANISMS:

The rights currently pertaining to common (vote and profit share) and preferred shares of stock in the involved Companies are the same. No changes will be made to the rights of preferred stockholders. Those rights are:

All shares: profit share with a 25% statutory dividend of the adjusted net profit;

Class A Preferred Shares: right to a dividend ten percent (10%) above the dividend paid to common shares, priority in capital refund at no premium, as well as the right to vote in a separate ballot to elect a member of the Board of Directors.

Class B Preferred Shares: right to receive a six percent (6%) a.a. minimum, priority and non-cumulative dividend, calculated over the value resulting from the division of the capital stock represented by that class by the total number of company shares of that class.

VI - CALCULATION OF THE SWAP RATIO FOR THE SHARES OF NON-CONTROLLING STOCKHOLDERS IN THE CONTROLLED COMPANY STOCK, ON THE BASIS OF THE MARKET EQUITY VALUE OF THE SHARES, FOLLOWING THE SAME CRITERIA AND ON THE SAME DATE:
Considering article 264 of Law 6.404/76, and since the Companies are under common control, their Management retained ACAL Consultoria e Auditoria S/C, with office at Av. Rio Branco, 181, 18(degrees) Andar - Rio de Janeiro, Corporate Taxpayer ID CNPJ/MF n(degrees) 028.005.734/0001-82, to evaluate the market value of the stockholders' equity of the involved companies. The evaluation reports are shown as Attachments IV, V e VI to the Protocol, and resulted in the following values on Sep/30/2002:

                                                             MARKET EQUITY VALUE
              MARKET EQUITY VALUE                              (SEP/30/2002)
COMPANY           SEP/30/2002        NUMBER OF SHARES            PER SHARE
-------           -----------        ----------------            ---------
TELEPAR           140,002,000         4,237,174,848               0.03304
TELESC            529,694,000         2,531,206,636               0.20927
CTMR               23,529,000           206,746,343               0.11381

Those values would result in a swap ratio in which for every one thousand (1,000) TELESC shares, 6,333.8 TELEPAR shares of the same type and class would be given; and for every one thousand (1,000) CTMR share, 3,444.6 TELEPAR shares of the same type and class would be given.

VII - SHAREHOLDERS' EQUITY EVALUATION CRITERIA, DATE OF SAID EVALUATION AND HANDLING OF THE SUBSEQUENT SHAREHOLDERS' EQUITY VARIATIONS: For the purposes of the TELEPAR capital increase, the following criteria will be used: (i) TELESC shares shall be merged into the TELEPAR capital stock at their book equity value on Dec/31/2001, including the premium pertaining to the controlling stockholder;
(ii) CTMR shares be merged into the TELEPAR capital stock at their economic value as calculated by PricewaterhouseCoopers, mentioned above; thus, for both companies the criteria of the lesser evaluation value is adopted. Since this is a share swap with the consequent maintenance by TELESC and CTMR of their legal entity status, the changes in equity will be kept within those companies, without prejudice to their being recognized at their equity value by TELEPAR.

VIII - CAPITAL INCREASE, and

IX - COMPOSITION, AFTER THE RESTRUCTURING, BY TYPE AND CLASS OF SHARES OF TELEPAR STOCK: Currently, TELEPAR capital stock amounts to R$ 333,880,024.34. If the Restructuring takes place without any of the Companies stockholder exercising his/her right to withdraw, TELEPAR share capital will be increased by R$ 612,601,224.88, to R$ 946,481,249.12. The precise amount of the capital increase will be known when the Restructuring is confirmed.

Still presuming that no shareholder will exercise the right to withdraw, TELEPAR capital stock after the Restructuring, amounting to R$ 946,481,249.12, will be divided as follows:

   Capital Stock before the Share Swap:                  Capital Stock After the Share Swap:
   R$ 333,880,024.34                                     R$ 946,481,249.12
   ---------------------------------------               --------------------------------------
   Number of shares before the Share Swap:               Number of shares after the Share Swap:
            2,384,367,241 common                                  6,444,386,606 common
               800 A preferred                                      4,815 A preferred
          1,852,806,807 B preferred                             7,897,522,223 B preferred

X - SHARE REFUND TO BE PAID TO DISSENTING STOCKHOLDERS:

The Share Swap shall grant the dissenting Companies stockholders the right to withdraw. In this case, the refund for Companies stockholders, is the equity value of the shares described in the table under item III (b) above. However, since the balance sheet originating those values will be as of more than sixty
(60) days before the date in which the Share Swap is passed, dissenting stockholders will be entitled to request the preparation of a special balance sheet for the period elapsed. In that case, stockholders over the amount stated in the original balance sheet, and the balance will be paid within a maximum of one hundred and twenty (120) days, according to the new balance values. In the case of the Companies, the timeframe allowing, the Management intends to use as special balance sheet the balance sheet as of Sep/30/2002, reflecting the amounts of the quarterly statements approved by the Board of Directors meeting of Nov/01/2002, to be submitted to the Comissao de Valores Mobiliarios in the form on an ITR.

Furthermore, since this is a merger of companies under common control, the Companies stockholders disagreeing with the decision may opt between the refund value calculated on the basis of the book equity value of those shares and the amount calculated on the basis of the market equity value of those shares, if the swap ratio calculated by the latter method is more favorable than the method set forth in the Protocol. In the case of the Companies, and according to the evaluations mentioned in item VI above, that right would be ensured to TELESC and CTMR stockholders. However, as shown in the table in the same item VI above, the market equity value is lower than the book value on Dec/31/2002, that will be used to pay the refund.

XI - IDENTIFICATION OF THE SPECIALIZED COMPANIES THE APPOINTMENT OF WHICH WILL BE SUBMITTED TO THE APPROVAL OF THE STOCKHOLDERS' MEETING: (a) PricewaterhouseCoopers will be the specialized company for the economic value report, as described in item III (a) above; (b) ACAL Consultoria e Auditoria S/C will be the specialized company for the market equity value evaluation report, as described in item VI above. Both represent there is no current or potential conflict or communion of interest with the current controlling stockholder of the company, or with minority stockholders, or any of the companies involved or with the Restructuring itself;

XII - APPROVAL BY THE REGULATORY AGENCIES: The Restructuring is subject only to the obligation of disclosure to the Agencia Nacional de Telecomunicacoes - Anatel, within the statutory period starting on its approval by the general meetings.

XIII - FURTHER MATERIAL INFORMATION

(a) Amendments to the Articles of organization: The articles of organization of TELEPAR shall be amended to reflect the increase in capital stock and number of shares of stock, as a consequence of the TELESC and CTMR Share Swap.

(b) Delivery of TELEPAR shares to TELESC and CTMR stockholders: No later than the fifth business day after the confirmation under item (c) below.

(c) Confirmation of the Restructuring: The Share Swap confirmation will depend on the decision of the Companies' Boards of Directors which may pass, within five days of the closing of the period for the exercise of the right to withdrawal and considering the number of stockholders exercising such right, the confirmation of the Share Swap or the convening of a stockholders' meeting to reconsider the share swap decision, if the refund amount does not match the Companies' interest and financial condition.

(d) Share in the 2002 profit: The shares issued by TELEPAR as a consequence of the Restructuring shall have full right to all the dividends and interest on own capital declared and credited to the other TELEPAR stockholders, as of their issue.

(e) Interest on own capital: During the period for the exercise of the right to withdraw, the Board of Directors of TELESC will be called to a meeting on December 30, 2002 to discuss the payment of interest on own capital to its stockholders.

(f) Compliance of the articles of organization with Lei 6.404/76: The management of the Companies is considering convening stockholders' meetings to amend to their articles of organization, in what concerns Class B preferred shares, in order to comply with the provision of art. 17, Section.1 of the LSA, as amended by Lei 10.303/01. The management of the Companies intends to preserve the rights currently granted, and grant as alternative advantages in compliance with the new law (dividend of 3% of the share equity value or dividend 10% above that of the common shares), whichever results in a lower disbursement for each one of the Companies, according to the decision of their general meetings; every year the greatest of the dividend currently distributed and the dividend passed by the above mentioned meetings shall prevail.

XIV - Restructuring Documents: The documents concerning the Restructuring will be available for examination by the Companies stockholders since November 04, 2002, from 09:00 a.m. to 05:00 p.m., at the registered offices of the Companies. A copy of that material will be made available at the Comissao de Valores Mobiliarios - CVM, BOVESPA and SOMA on the same date. The Companies stockholders wishing to consult and examine the documents at the Companies offices shall schedule a date and time for such examination with the respective TELEPAR, TELESC, or CTMR Investor Relations Department, telephone 55 41 312-6862.

                          Curitiba, November 01, 2002.

   PAULO ROBERTO CRUZ COZZA                        ALVARO P. DE MORAES FILHO
Director of Investor Relations                  Director of Investor Relations
TELE CELULAR SUL PARTICIPACOES S.A                   TELEPAR CELULAR S.A.
                                                      TELESC CELULAR S.A.
                                                       CTMR CELULAR S.A.

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        Tele Celular Sul Participactes, S.A.


Date: November 4, 2002                  By: /s/ Paulo Roberto Cruz Cozza
                                            ------------------------------------
                                            Name:       Paulo Roberto Cruz Cozza
                                            Title:      Chief Financial Officer